UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the three-month period ended March 31, 2008. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the Company is involved or may become involved; the pace and cost of the rollout of new services, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including the areas of procurement and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

This Report also contains forward-looking statements that reflect the current views of management with respect to future market potential, such as the “Outlook” statements, as well as our dividend outlook, and include generally any information that relates to expectations or targets for revenue or other performance measures.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.5805, which was the noon buying rate on March 31, 2008.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2007.

International Financial Reporting Standards (IFRS)

You should read the following discussion, which has been prepared in accordance with the requirements of the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the United States Securities and Exchange Commission.

DEUTSCHE TELEKOM AT A GLANCE

	Q1 2008 millions of €	Q1 2007[1] millions of €	Change %	FY 2007[1] millions of €
Net revenue	14,978	15,453	(3.1)	62,516
Domestic	7,254	7,793	(6.9)	30,694
International	7,724	7,660	0.8	31,822
Profit from operations	2,298	1,795	28.0	5,286
Profit (loss) from financial activities	(677)	(745)	9.1	(2,833)
Profit before income taxes	1,621	1,050	54.4	2,453
Depreciation, amortization and impairment losses	(2,657)	(2,748)	3.3	(11,611)
Net profit	924	461	n.m.	571
Earnings per share/ADS [a] basic/diluted (€)	0.21	0.11	90.9	0.13
Cash capex [b]	(1,792)	(2,023)	11.4	(8,015)
Net cash from operating activities	3,331	2,065	61.3	13,714

n.a. - not meaningful

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Number of employees at balance sheet date

		Mar. 31, 2008	Dec. 31, 2007	Change Mar. 31, 2008/ Dec. 31, 2007%	Mar. 31, 2007	Change Mar. 31, 2008/ Mar. 31, 2007%
Deutsche Telekom Group		237,757	241,426	(1.5)	247,125	(3.8)
Non-civil servants		202,586	205,867	(1.6)	207,163	(2.2)
Civil servants		35,171	35,559	(1.1)	39,962	(12.0)

Number of fixed-network and mobile customers

Fixed-network lines [c]	(millions)	35.9	36.6	(1.9)	38.3	(6.3)
Broadband lines [d]	(millions)	14.4	13.9	3.6	12.2	18.0
Mobile customers [e]	(millions)	123.1	120.8	1.9	112.4	9.5

a	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first quarter of 2007 and in the full year 2007 these include investments totaling EUR 112 million for parts of Centrica PLC taken over by T- Systems UK in connection with an asset deal.
c	Fixed-network lines in operation. Telephone lines excluding internal use and public telecommunications, including wholesale services.
d	Broadband lines in operation, including Germany and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France S.A.S. and T-Online Spain S.A.U.
e	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications Europe (including Virgin Mobile) and Mobile Communications USA operating segments. Orange Nederland and SunCom customers were also included in the historic customer base.

HIGHLIGHTS

Events in the first quarter of 2008

Group

Ongoing staff restructuring to secure the future

Socially responsible staff downsizing in Germany continues to be based on the utilization of existing staff-related measures. A total of approximately 30,700 employees have left the Group since the beginning of 2006 by making voluntary use of the measures relating to our program to reduce 32,000 employees by the end of 2008, natural attrition or divestiture of business units with around 4,200 employees leaving in the first quarter of 2008. Staff restructuring in the first quarter of 2008 was predominantly driven by the disposal of Vivento businesses. Approximately 1,600 employees left the Group when the operations of Vivento Technical Services GmbH were transferred to Nokia Siemens Networks effective January 1, 2008 as part of a strategic partnership. Approximately 400 employees of Vivento Customer Services GmbH were transferred to the arvato group effective March 1, 2008. In addition, Vivento is establishing a capacity management system to identify employment opportunities for Deutsche Telekom personnel outside the Group, in particular in the public sector.

Depending on the development of business, we are planning to hire up to 4,000 additional employees in Germany during 2008, which will provide a wide range of opportunities for university graduates, experienced professionals, and junior staff completing vocational training at Deutsche Telekom. Around 1,500 new employees already joined the Group in the first quarter of 2008. The objective of creating new jobs is to enhance our reputation as a company offering attractive career opportunities for talented individuals and trainees while at the same time meeting the challenges of demographic changes and needs for new skills.

T-Punkt signs collective wage agreement

T-Punkt started negotiations on a new collective wage agreement applicable to approximately 5,200 employees in the Telekom shops in the first quarter of 2008 and concluded its collective bargaining round in March 2008. The main element of the agreement was a wage increase of 3.8 percent effective for sixteen months from June 1, 2008 to April 30, 2009. In addition, one-time payments of EUR 650 for lower salary groups and EUR 550 for higher salary groups were agreed for the first five months of 2008.

Mobile Communications Europe

Expanded range of mobile data services offered in Europe

T-Mobile Hungary has been offering mobile broadband Internet access in 41 Hungarian cities since March 2008, supporting download speeds of up to 7.2 Mbit/s and upload speeds of 2 Mbit/s in the 3G network for more than half the population.

Following the introduction of the iPhone in Germany, T-Mobile Austria has also become a distributor of Apple’s iPhone. On March 14, 2008, T-Mobile Austria started selling the handset, thus enhancing its position in Austria’s extremely competitive mobile communications market.

T-Mobile International and ASUS, one of the best known providers of computers and communications technology, have agreed on strategic cooperation to market very attractively priced complete packages consisting of ASUS notebooks, high-speed mobile technology and low-cost rate plans. T-Mobile markets the ASUS EeePC notebook in the German market. The notebook, which is easy to use and requires no prior knowledge of computers, is spearheading a new generation of computers for the mobile Internet. T-Mobile Deutschland has been promoting the notebook since the end of March 2008 in conjunction with 300 hours of free Internet access at HotSpots of the Deutsche Telekom Group.

Mobile Communications USA

SunCom Wireless transaction closed

The acquisition of the U.S regional mobile operator SunCom Wireless Holdings, Inc. (SunCom) by T-Mobile USA, Inc. was completed in the first quarter of 2008. The acquisition was approved by the U.S. government and regulatory agencies as well as SunCom shareholders. T-Mobile USA has thus expanded its network in the Southeastern United States, Puerto Rico and the U.S. Virgin Islands, thereby increasing its footprint in the U.S. market. SunCom was first consolidated on February 22, 2008.

T-Mobile USA honored once again by J.D. Power

For the seventh time in succession, J.D. Power, the renowned American market research institute, has honored T-Mobile USA as the wireless carrier with the best customer service. More than 12,000 customers rated T-Mobile USA higher than other providers in the survey. The half-yearly, regionally-structured 2008 Wireless Call Quality Performance StudySM – Volume 1 also ranked T-Mobile highly, awarding the company first place in the Southwestern United States.

Broadband/Fixed Network

Awards for customer service

In February 2008, TÜV Rheinland (Technical Inspection Agency) awarded the TÜV certificate to Deutsche Telekom Kundenservice GmbH with an overall rating of “good.” The criteria were reliability, friendliness and expertise. Another award was granted on March 11, 2008 to Deutsche Telekom Kundenservice GmbH at the European Business Award 2008 in Paris. The award honored leadership skills, excellent services and innovation with regard to customer orientation. First place was awarded to Deutsche Telekom Kundenservice GmbH in a comprehensive service benchmark test by the trade periodical TeleTalk that focused on the availability and service performance of the customer contact channels e-mail, call and Internet.

Over 15 million unique users on the T-Online portal

In Germany, the T-Online.de portal took one of the top places in 2007, attracting 15.1 million unique users to its websites (according to Arbeitsgemeinschaft Online-Forschung (AGOF) e.V.: “internet facts” 2007-IV), as revealed by an AGOF study that was published in the first quarter of 2008. As part of the expansion of Web 2.0 mass market applications, T-Online.de started integrating sevenload’s most popular content into its own site in March 2008. sevenload is a social media platform for videos, photos and interactive webcasts.

“Load” family: Videoload now open to all Internet users

Following Musicload, Gamesload and Softwareload, Videoload was added in March 2008 as a full service provider available for all Internet users. Videoload currently offers more than 2,600 different films that movie fans can either rent or buy from home. With more than 1 million registered users and over 11 million program downloads in the first quarter of 2008, Softwareload has become the leading German software download portal. At the beginning of 2008, the Gesellschaft für Konsumforschung consumer research organization cited Gamesload, for the second time in a row, as Germany’s leading Internet site for downloading commercial games.

Business Customers

T-Systems and Cognizant join forces for growth

In March, T-Systems and Cognizant established a global service alliance for systems integration. Our Business Customers operating segment and the global provider of IT services are primarily targeting servicing the needs of European corporations for global system applications. The partnership brings together a U.S. service provider with strong roots in the Indian market and one of the leading European providers of systems integration. The partners are pooling their consulting businesses for projects locally at the customer’s premises with offshore capacity in Asia, and will deliver globally as part of the alliance.

Royal Dutch Shell and T-Systems sign major five-year contract

Royal Dutch Shell (Shell) and T-Systems have signed an agreement for the outsourcing of global computing center and storage services. The conclusion of this agreement is a milestone for the international growth strategy of the Business Customers operating segment. The outsourcing of these services is part of a broader IT infrastructure program by which Shell aims to achieve significant savings over five years. T-Systems will start to perform operational services in the second half of 2008 and will take over the infrastructure and around 900 IT employees of Shell’s global computing centers. Shell has selected T-Systems’ forward-looking “Dynamic Systems” solution for its outsourcing requirements. IT capacity, data storage and software, predominantly SAP applications, will be billed according to the customer’s individual needs.

Deutsche Telekom finalizes sale of Media&Broadcast

Following approval by the European Commission in January 2008 of our sale of T-Systems Media&Broadcast GmbH to Télédiffusion de France, the transaction was completed by both companies during the first quarter of 2008. Around 1,200 employees left the Deutsche Telekom Group as part of a transfer of operations.

Old Mutual Group and T-Systems sign comprehensive outsourcing agreement

In South Africa, T-Systems has won a major contract from one of the country’s largest providers of financial services, the Old Mutual Group (OMG). Our Business Customers operating segment will supply and maintain information and communication technology (ICT) for two OMG companies. The agreement has a term of five years and requires T-Systems to identify ICT infrastructure and service synergies across the Old Mutual Group.

GROUP STRATEGY

The Group’s “Focus, fix and grow” strategy continues

Our aim is to become a global leader for connected life and work. We face disparate market and competitive scenarios. While the markets for traditional fixed-network and mobile communications are becoming increasingly saturated throughout Europe, growth in other segments continues. Particular growth areas include the broadband market, mobile Internet, and the mobile communications market in the United States. Our “Focus, fix and grow” strategy has four core areas of action:

•	Improve competitiveness in Germany and in Central and Eastern Europe
•	Grow abroad with mobile communications
•	Mobilize the Internet and the Web 2.0 trend
•	Roll-out network-centric ICT

Consistent implementation of the strategy provided the basis for our success in the 2007. For this reason, the Company also intends to maintain the same course in 2008. To this end, we have set ambitious targets in the individual areas of action for the current financial year.

Improving competitiveness

We continue to promote our business in the broadband market in particular. In terms of mobile communications, the Company is continuing to roll-out UMTS, including HSDPA and HSUPA. We are expanding coverage of DSL and VDSL in the Broadband/Fixed Network operating segment. The existing high-speed network opens up the possibility of providing IPTV in addition to voice telephony and broadband Internet. We aim to make the marketing of Entertain packages a success in Germany in 2008. Compelling products as well as high-quality customer service will be decisive if this campaign is to succeed. For this reason, we have also set ambitious targets for key quality parameters across all customer contact points.

On the cost side, we need to further reorganize our structures in light of fierce competition. For this reason, the Save for Service program launched in 2006 continues.

Grow abroad with mobile communications

The mobile communications business outside Germany remains the main growth engine for us. The Company expects customer figures to continue to rise in this area. Various trends can be seen in the mobile communications markets from which the Group hopes to benefit – particularly growth in voice traffic through fixed-mobile substitution, the increase in data traffic, and greater WLAN use.

In addition, we are not ruling out acquisitions, including in the mobile industry, as part of our growth strategy. This applies both to consolidation in markets where we are already present and the possibility of activities outside the Company’s current footprint. Ultimately, the intention is to leverage further economies of scale and synergies through international growth.

Mobilizing the Internet and the Web 2.0 trend

The important trends in the industry are mobile Internet access (Web 2.0), where users play an active role in influencing and shaping Internet content, and personal, social, and business networking between users. These trends represent a substantial growth opportunity for us. The Group is therefore developing products for communities, such as families, friends and interest groups. Mobile blogging and other forms of personal and social networking will also be made available everywhere via mobile communications.

We can build on already having innovative products and services in this area, for example web’n’walk which allows mobile, portal-independent use of the Internet. Currently, the web’n’walk USB stick makes it possible to upgrade a laptop, for instance, in support of high-speed mobile Internet surfing. In addition to its own innovations, we are looking toward partnerships with other providers to integrate popular Internet services and toward investing and entrepreneurial involvement in relevant products and concepts. T-Mobile and Yahoo! have recently started cooperating in the field of mobile search functions. With the so-called oneSearch function, T-Mobile customers receive results and answers to search queries rapidly and easily, ordered according to clearly structured categories.

The rising sales of data devices – through laptops or BlackBerrys for example – and web’n’walk-enabled cell phones will also boost mobile data revenue. We also expect to see further developments in this area from the Open Handset Alliance, one of whose members is Google. The Alliance is a multinational organization that aims to promote mobile device innovation and improve the customer experience. The first mobile device based on this Alliance is to be launched in 2008.

Roll-out of network-centric ICT services

While margins in the telecommunications sector for business customers are shrinking, the information technology (IT) market is growing. The continuing convergence of IT and telecommunications is the driving force behind the growth in network-centric ICT. This area primarily includes IP-based network services and all network-based IT services. Against this backdrop, we have been concentrating on business with key accounts and medium-sized enterprises.

Key elements of the strategy in the business customer segment are a focus on network-centric ICT services and the integrated provision of IT and telecommunications services with an end-to-end service guarantee. Our leading market position in certain European countries is expected to be expanded further.

In the area of systems integration, T-Systems has concluded a global service alliance with Cognizant. This arrangement targets European corporations and will meet their demand for global systems applications services. T-Systems and Cognizant are pooling their consulting businesses for projects on the customer’s premises with offshore capacity in Asia, and will deliver globally as part of the alliance. The two companies are contributing to the partnership their strengths in consulting and offshore services. Consequently, key accounts in Europe and elsewhere will have better access to global IT services. This will significantly drive growth in the systems integration business.

BUSINESS DEVELOPMENTS IN THE GROUP

Net revenue

We generated revenue of EUR 15.0 billion in the first quarter of 2008, a decrease of EUR 0.5 billion or 3.1 percent year-on-year. The decline was primarily caused by a revenue decrease in the Broadband/Fixed Network and Business Customers operating segments. Exchange rate effects, especially in relation to the U.S. dollar and pound sterling, had a negative impact on net revenue of EUR 0.6 billion. In particular, this had an impact on revenue in the Mobile Communications USA operating segment, causing revenue growth on a U.S. dollar basis to be offset by negative exchange rate effects. The positive effect of the first-time consolidation of Orange Nederland and SunCom was almost entirely offset by negative effects of changes in the composition of the Group due to the deconsolidation of T-Online France, T-Online Spain, and Media&Broadcast.

The Mobile Communications Europe operating segment recorded slight net revenue growth of 1.0 percent compared with the prior-year period. The full consolidation of Orange Nederland since October 2007 had a positive effect on net revenue which was partially offset by negative exchange rate effects, especially relating to the pound sterling.

The decline in revenue in the Mobile Communications USA operating segment was the result of negative effects from the translation of U.S. dollars. On a U.S. dollar basis, net revenue growth was 14.1 percent. This ongoing organic growth, in particular as a result of net customer additions (net adds), and the positive effect of SunCom’s full consolidation on net revenue almost entirely offset the negative exchange rate effect.

Revenue in the Broadband/Fixed Network operating segment decreased year-on-year by 7.7 percent mainly due to line losses, which also led to declines in call revenues. Other factors contributing to the revenue decrease include a decline in interconnection services and the price erosion in the broadband market. The revenue shortfall was only partly offset by growth in the number of DSL lines and leased unbundled local loop lines.

Revenue in the Business Customers operating segment also declined. In addition to existing price and competitive pressure in the voice and data services business and lower revenue from the Telecommunications unit, the deconsolidation of Media&Broadcast and the transfer of ActiveBilling GmbH & Co. KG (ActiveBilling) to Broadband/Fixed Network had a negative impact on revenue in the Business Customers operating segment.

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,453	(475)	(3.1)	62,516
Mobile Communications Europe [a]	4,992	4,944	48	1.0	20,713
Mobile Communications USA [a]	3,461	3,468	(7)	(0.2)	14,075
Broadband/Fixed Network [a]	5,382	5,832	(450)	(7.7)	22,690
Business Customers [a]	2,603	2,906	(303)	(10.4)	11,987
Group Headquarters & Shared Services [a]	884	952	(68)	(7.1)	3,868
Intersegment revenue [b]	(2,344)	(2,649)	305	11.5	(10,817)

a	Total revenue (including revenue between operating segments).
b	Elimination of revenue between operating segments.

Contribution of the operating segments to net revenue (after elimination of revenue between operating segments)

	Q1 2008 millions of €	Proportion of net revenue of the Group %	Q1 2007 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	100.0	15,453	100.0	(475)	(3.1)	62,516
Mobile Communications Europe	4,835	32.3	4,784	31.0	51	1.1	20,000
Mobile Communications USA	3,457	23.1	3,462	22.4	(5)	(0.1)	14,050
Broadband/Fixed Network	4,511	30.1	4,935	31.9	(424)	(8.6)	19,072
Business Customers	2,025	13.5	2,183	14.1	(158)	(7.2)	8,971
Group Headquarters & Shared Services	150	1.0	89	0.6	61	68.5	423

At 32.3 percent, the Mobile Communications Europe operating segment provided the largest contribution to the net revenue of the Group. The Mobile Communications Europe and Mobile Communications USA operating segments increased their contribution to net revenue year-on-year while the contributions by the Broadband/Fixed Network and Business Customers operating segments each decreased.

Breakdown of revenue by regions

The proportion of net revenue generated outside Germany in the first quarter of 2008 increased by 2.0 percentage points compared with the prior-year period to reach 51.6 percent. The reason for the increase was primarily due to the decrease in domestic revenue in the Broadband/Fixed Network and Business Customers operating segments.

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Net revenue	14,978	15,453	(475)	(3.1)	62,516
Domestic	7,254	7,793	(539)	(6.9)	30,694
International	7,724	7,660	64	0.8	31,822
Proportion generated internationally (%)	51.6	49.6			50.9
Europe (excluding Germany)	4,144	4,099	45	1.1	17,264
North America	3,460	3,475	(15)	(0.4)	14,159
Other	120	86	34	39.5	399

Cost of sales

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Cost of sales	(8,322)	(8,620)	298	3.5	(35,337)

The decrease in the cost of sales compared with the first quarter of the prior year, aside from currency effects, was mainly due to cost reductions and efficiency gains.

Selling expenses

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Selling expenses	(3,709)	(3,973)	264	6.6	(16,644)

Selling expenses declined in comparison to the first three months of the prior year. The main reasons, aside from changes in the composition of the Group and currency effects, were a drop in dealer commissions and lower marketing expenses.

Personnel

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Personnel costs	(3,320)	(3,479)	159	4.6	(15,387)

The year-on-year decrease in personnel costs by EUR 0.2 billion to EUR 3.3 billion is mainly attributable to further staff reductions. Additional staff increases and the acquisition of SunCom in the Mobile Communications USA operating segment as well as the acquisition of Orange Nederland in the Mobile Communications Europe operating segment had an offsetting effect. These staff related increases were more than compensated by exchange rate effects.

Average number of employees

	Q1 2008	Q1 2007	Change	Change %	FY 2007
Deutsche Telekom Group	238,073	247,288	(9,215)	(3.7)	243,736
Non-civil servants	202,488	207,106	(4,618)	(2.2)	205,471
Civil servants	35,585	40,182	(4,597)	(11.4)	38,265
Trainees and student interns	10,603	10,924	(321)	(2.9)	10,708

The decrease in the average number of employees was mainly driven by continued personnel reductions in Germany. Changes in the composition of the Group and an increase in the number of employees in the Mobile Communications USA operating segment had an offsetting effect.

Number of employees at balance sheet date

	Mar. 31, 2008	Dec. 31, 2007	Change	Change %	Mar. 31, 2007
Deutsche Telekom Group	237,757	241,426	(3,669)	(1.5)	247,125
Germany	145,003	148,938	(3,935)	(2.6)	158,323
International	92,754	92,488	266	0.3	88,802
Non-civil servants	202,586	205,867	(3,281)	(1.6)	207,163
Civil servants	35,171	35,559	(388)	(1.1)	39,962
Trainees and student interns	10,534	11,932	(1,398)	(11.7)	10,906

The decrease in the number of employees as of the balance sheet date is also attributable to continued personnel reductions in Germany. This decline was partially offset by changes in the composition of the Group and an increase of personnel in the Mobile Communications USA operating segment.

Depreciation, amortization and impairment losses

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Amortization and impairment of intangible assets	(776)	(781)	5	0.6	(3,490)
Of which: UMTS licenses	(221)	(228)	7	3.1	(908)
Of which: U.S. mobile communications licenses	(14)	(7)	(7)	(100.0)	(9)
Of which: goodwill	—	—	—	—	(327)
Depreciation and impairment of property, plant and equipment	(1,881)	(1,967)	86	4.4	(8,121)
Total depreciation, amortization and impairment losses	(2,657)	(2,748)	91	3.3	(11,611)

Depreciation, amortization and impairment losses in the first quarter decreased year-on-year by EUR 0.1 billion, mainly as a result of lower depreciation of technical equipment and machinery.

Profit from Operations

Profit from operations increased by EUR 0.5 billion year-on-year to EUR 2.3 billion. While profit from operations generated by the Business Customers, Mobile Communications Europe and Mobile Communications USA operating segments improved, the Broadband/Fixed Network and Group Headquarters & Shared Services segments each reported a decrease.

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Profit from operations in the Group	2,298	1,795	503	28.0	5,286
Mobile Communications Europe	759	607	152	25.0	2,436
Mobile Communications USA	502	459	43	9.4	2,017
Broadband/Fixed Network	909	976	(67)	(6.9)	3,250
Business Customers	479	44	435	n.a.	(323)
Group Headquarters & Shared Services	(277)	(250)	(27)	(10.8)	(1,973)
Reconciliation	(74)	(41)	(33)	(80.5)	(121)

Profit/loss from financial activities

	Q1 2008 millions of €	Q1 2007[1] millions of €	Change millions of €	Change %	FY 2007[1] millions of €
Profit (loss) from financial activities	(677)	(745)	68	9.1	(2,833)
Finance costs	(572)	(658)	86	13.1	(2,514)
Interest income	71	47	24	51.1	261
Interest expense	(643)	(705)	62	8.8	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	11	7	4	57.1	55
Other financial income (expense)	(116)	(94)	(22)	(23.4)	(374)

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

The decrease in the loss from financial activities compared with the first quarter of 2007 was mainly driven by lower finance costs. The favorable year-on-year development of finance costs is mainly attributable to the decrease in average indebtedness in the first quarter of 2008 compared with the prior-year period.

Profit before income taxes

Profit before income taxes for the first quarter of 2008 was EUR 1.6 billion, an increase of EUR 0.6 billion over the prior-year period. The main reason for the increase was the disproportionate decrease in cost of sales and selling expenses in relation to the revenue decline, primarily as a result of cost-savings and efficiency-enhancement programs in the Group. In addition, the gain on the disposal of Media&Broadcast had a positive effect on profit before income taxes.

Income taxes

	Q1 2008 millions of €	Q1 2007[1] millions of €	Change millions of €	Change %	FY 2007[1] millions of €
Income taxes	(562)	(473)	(89)	(18.8)	(1,373)

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Despite a significant increase in profit before taxes, income taxes rose by a relatively minor amount in comparison with the prior-year period. This was mainly a result of the cut in the German income tax rate from 39 percent to 30.5 percent.

Net profit

Net profit increased year-on-year by EUR 0.5 billion to EUR 0.9 billion for the first quarter of 2008, mainly due to the aforementioned effects.

Segment Reporting

The following tables give an overall summary of our operating segments for the first quarter of 2008 and 2007 as well as for the full 2007 financial year. Segment reporting further includes a reconciliation of the aggregate profit/loss from operations of the operating segments to the Group’s profit/loss from operations for the respective periods.

Segment information in the quarters

Q1 2008 Q1 2007	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[1] millions of €
Mobile Communications Europe	4,835	157	4,992	759	(940)	0	33,842	1
	4,784	160	4,944	607	(979)	0	36,112	0
Mobile Communications USA	3,457	4	3,461	502	(446)	(14)	29,526	11
	3,462	6	3,468	459	(469)	(7)	32,404	7
Broadband/ Fixed Network	4,511	871	5,382	909	(899)	(2)	26,264	86
	4,935	897	5,832	976	(904)	(4)	26,902	120
Business Customers	2,025	578	2,603	479	(193)	(1)	7,849	19
	2,183	723	2,906	44	(217)	0	9,446	26
Group Headquarters & Shared Services	150	734	884	(277)	(172)	(5)	12,219	4
	89	863	952	(250)	(174)	(8)	12,129	2
Total	14,978	2,344	17,322	2,372	(2,650)	(22)	109,700	121
	15,453	2,649	18,102	1,836	(2,743)	(19)	116,993	155
Reconciliation	—	(2,344)	(2,344)	(74)	14	1	(3,314)	0
	—	(2,649)	(2,649)	(41)	14	0	(2,713)	0
Group	14,978	—	14,978	2,298	(2,636)	(21)	106,386	121
	15,453	—	15,453	1,795	(2,729)	(19)	114,280	155

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Segment information for the 2007 financial year

FY 2007	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[1] millions of €
Mobile Communications Europe	20,000	713	20,713	2,436	(3,903)	(338)	35,151	0
Mobile Communications USA	14,050	25	14,075	2,017	(1,883)	(9)	30,146	10
Broadband/ Fixed Network	19,072	3,618	22,690	3,250	(3,605)	(70)	25,668	86
Business Customers	8,971	3,016	11,987	(323)	(882)	(25)	9,352	18
Group Headquarters & Shared Services	423	3,445	3,868	(1,973)	(708)	(259)	11,946	4
Total	62,516	10,817	73,333	5,407	(10,981)	(701)	112,263	118
Reconciliation	—	(10,817)	(10,817)	(121)	48	23	(3,201)	0
Group	62,516	—	62,516	5,286	(10,933)	(678)	109,062	118

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices” contained elsewhere in this Report.

Development of Business in the Operating Segments

Mobile Communications

Customer development

	Mar. 31, 2008 millions	Dec. 31, 2007 millions	Change Mar. 31, 2008/ Dec. 31, 2007%	Mar. 31, 2007 millions	Change Mar. 31, 2008/ Mar. 31, 2007%
Mobile Communications Europe [a]	92.3	90.9	1.5	85.3	8.2
T-Mobile Deutschland [b]	37.1	36.0	3.1	33.0	12.4
T-Mobile UK [c]	17.1	17.3	(1.2)	16.7	2.4
PTC (Poland)	13.0	13.0	0.0	12.4	4.8
T-Mobile Netherlands (NL)	5.2	4.9	6.1	4.7	10.6
T-Mobile Austria (A)	3.3	3.3	0.0	3.1	6.5
T-Mobile CZ (Czech Republic)	5.3	5.3	0.0	5.1	3.9
T-Mobile Hungary	4.9	4.9	0.0	4.5	8.9
T-Mobile Croatia	2.5	2.4	4.2	2.2	13.6
T-Mobile Slovensko (Slovakia)	2.3	2.4	(4.2)	2.2	4.5
Other [d]	1.7	1.6	6.3	1.3	30.8
Mobile Communications USA [a]	30.8	29.8	3.4	27.1	13.7
Mobile customers (total) [a]	123.1	120.8	1.9	112.4	9.5

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability. Orange Nederland and SunCom customers were also included in the historic customer base.
b	As a result of court rulings involving competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 and the first quarter of 2008, fewer customers were deactivated.
c	Including Virgin Mobile.
d	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Mobile Communications Europe

The previous year’s positive customer growth in the Mobile Communications Europe operating segment continued in the first quarter of 2008. The highest increases compared with the end of 2007 were generated by T-Mobile Deutschland (1.1 million customers), T-Mobile Netherlands (0.3 million customers) and T-Mobile Croatia (0.1 million customers). The T-Mobile companies in Macedonia and Montenegro also contributed to positive customer development. The number of contract customers continued to rise in the first quarter of 2008. Their share as a proportion of the total customer base increased in particular at the T-Mobile companies in Austria, the Czech Republic and Poland, and at the Southeastern European companies. This success is due to the Group’s focused customer acquisition strategy – marketing calling plans with minute buckets (Relax rates), flat-rate plans, and new, attractive hardware offers in conjunction with a fixed-term contract. Strong prepay customer growth at T-Mobile Deutschland is primarily attributable to a change in the legal situation in 2007, as a result of which prepay customers can use their credit longer than before and are therefore reported as customers for a longer period of time.

Mobile Communications USA

The Mobile Communications USA operating segment maintained its strong momentum in the first quarter of 2008 with a net increase in the customer base of 2.1 million, of which organic net adds accounted for approximately 1.0 million. New contract customers accounted for almost 75 percent or 0.7 million of the net adds in the first quarter of 2008. As a result of the full consolidation of SunCom in February 2008, the customer base increased by 1.1 million. The continued success of T-Mobile USA is a reflection of successful products such as myFaves, with more than 5.5 million customers, and FlexPay, an innovative hybrid plan that combines elements of traditional postpaid and prepaid plans. T-Mobile USA ended the first quarter of 2008 with a customer base of 30.8 million.

ARPU

	Q1 2008 Service Revenue	Q1 2008	Q1 2008 Average number of customers	Q1 2007 Service Revenue	Q1 2007	Q1 2007 Average number of customers
	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)
Service Revenue
T-Mobile Deutschland	1,712	16	36.5	1,750	18	31.9
T-Mobile UK(a)	955	26	12.1	1,058	30	11.6
PTC (Poland)	511	13	13.0	429	12	12.3
T-Mobile Netherlands	383	25	5.2	270	35	2.6
T-Mobile Austria	264	27	3.3	294	31	3.2
T-Mobile CZ (Czech Republic)	299	19	5.3	255	17	5.1
T-Mobile Hungary	234	16	4.9	236	17	4.5
T-Mobile Croatia	120	17	2.4	116	18	2.2
T-Mobile Slovensko (Slovakia)	120	17	2.4	112	17	2.2
T-Mobile USA	2,973	34	29.5	2,969	39	25.5

(a)	Excludes Virgin Mobile customers and revenues for purposes of calculating ARPU.

ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Mobile Communications Europe

Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue [a]	4,992	4,944	48	1.0	20,713
T-Mobile Deutschland	1,884	1,951	(67)	(3.4)	7,993
T-Mobile UK	1,058	1,165	(107)	(9.2)	4,812
PTC (Poland)	524	446	78	17.5	1,965
T-Mobile Netherlands [b]	416	288	128	44.4	1,318
T-Mobile Austria	274	310	(36)	(11.6)	1,182
T-Mobile Czech Republic	311	265	46	17.4	1,171
T-Mobile Hungary	258	265	(7)	(2.6)	1,118
T-Mobile Croatia	129	123	6	4.9	581
T-Mobile Slovensko (Slovakia)	128	118	10	8.5	510
Other [c]	53	49	4	8.2	236
Profit from operations	759	607	152	25.0	2,436
Depreciation, amortization and impairment losses	(940)	(979)	39	4.0	(4,241)
Cash capex [d]	(471)	(448)	(23)	(5.1)	(1,938)
Number of employees [e]	29,279	30,129	(850)	(2.8)	30,802

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the operating segment level.
b	Including first-time consolidation of Orange Nederland from October 1, 2007.

c	“Other” includes revenues generated by T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
d	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
e	Average number of employees.

Total revenue

Total revenue in the Mobile Communications Europe operating segment increased by 1.0 percent year-on-year to EUR 5.0 billion. The inclusion of Orange Nederland made the largest contribution to this development. PTC, T-Mobile Czech Republic, and all of the national companies in Southeastern Europe, with the exception of T-Mobile Hungary, also further increased their revenue year-on-year. Revenue at T-Mobile UK declined primarily due to a strong negative exchange rate effect of the pound sterling that more than offset T-Mobile UK’s positive organic growth. The decrease in revenue at T-Mobile Deutschland compared with the first quarter of 2007 was due to the persistently intense price competition experienced in Germany. Even the increase in the customer base was unable to offset the consequences of this price pressure.

Profit from operations

Profit from operations in the Mobile Communications Europe operating segment increased by EUR 0.2 billion in the first quarter of 2008. This corresponds to a 25.0 percent increase compared with the first quarter of 2007. In addition, lower depreciation, amortization and impairment losses at T-Mobile in Germany, T-Mobile UK and T-Mobile Austria in particular had a positive effect on profit from operations.

Cash capex

Cash capex in the Mobile Communications Europe operating segment amounted to EUR 0.5 billion, slightly up from the previous year’s level. The main reason for this was higher spending on the expansion of digital mobile communication networks (2G and 3G) in Poland, the Netherlands, and Hungary.

Personnel

The average number of employees declined year-on-year, primarily due to decreasing employee numbers at T-Mobile Deutschland. In Germany, the transfer of customer service operations to Deutsche Telekom Kundenservice GmbH affected Group employee figures. As a result, the Group will report former T-Mobile customer service employees in the Broadband/Fixed Network operating segment from the first quarter of 2008. These effects were offset mainly by the inclusion of Orange Nederland employees and a sharp increase in the number of PTC employees following the expansion of sales via its own shops.

Mobile Communications USA

Development of operations

	Q1 2008 millions of € [a]	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	3,461	3,468	(7)	(0.2)	14,075
Profit from operations	502	459	43	9.4	2,017
Depreciation, amortization and impairment losses	(460)	(476)	16	3.4	(1,892)
Cash capex [b]	(480)	(467)	(13)	(2.8)	(1,958)
Number of employees [c]	34,452	30,485	3,967	13.0	31,655

a	Including first-time consolidation of SunCom from February 22, 2008.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
c	Average number of employees.

Total revenue

Due to the significant strengthening of the euro against the U.S. dollar, total revenue on a euro basis remained stable at EUR 3.5 billion in the first quarter of 2008. However, in local currency, total revenue grew by 14.1 percent year-on-year in the first quarter of 2008. The main factor driving this revenue growth was strong customer growth combined with nearly stable ARPU (in local currency).

Profit from operations

Profit from operations grew by 9.4 percent.

Cash capex

Cash capex increased year-on-year from EUR 467 million in the first quarter of 2007 to EUR 480 million in the first quarter of 2008. The rise is primarily due to higher capex in connection with the rollout of T-Mobile USA’s UMTS/HSDPA (3G) network. In the first quarter of 2008, the number of 3G base stations increased from approximately 8,000 at the end of 2007 to approximately 13,000 at the end of the first quarter of 2008.

Personnel

The average number of employees increased year-on-year, as a result of sustained customer growth and business expansion. In addition, the first-time consolidation of SunCom added approximately 1,850 to the number of employees.

Broadband/Fixed Network

Customer development

	Mar. 31, 2008 millions	Dec. 31, 2007 millions	Change Mar. 31, 2008/ Dec. 31, 2007%	Mar. 31, 2007 millions	Change Mar. 31, 2008/ Mar. 31, 2007%
Broadband
Lines (total)[a,b]	14.4	13.9	3.6	12.2	18.0
Of which: retail	10.8	10.2	5.9	8.6	25.6
Domestic[a]	13.0	12.5	4.0	11.1	17.1
Of which: retail	9.6	9.0	6.7	7.6	26.3
International[a,b]	1.5	1.4	7.1	1.1	36.4
Fixed Network
Lines (total)[a,b]	35.9	36.6	(1.9)	38.3	(6.3)
Domestic[a]	30.5	31.1	(1.9)	32.6	(6.4)
Of which: standard analog lines	21.9	22.4	(2.2)	23.7	(7.6)
Of which: ISDN lines	8.5	8.6	(1.2)	8.9	(4.5)
International[a,b]	5.4	5.5	(1.8)	5.7	(5.3)
Wholesale/resale
DSL resale[c]	3.6	3.7	(2.7)	3.6	0.0
Of which: domestic	3.4	3.5	(2.9)	3.4	0.0
ULL[d]	7.0	6.4	9.4	5.2	34.6
Of which: domestic	7.0	6.4	9.4	5.1	37.3

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

a	Telephone lines in operation excluding internal use and public telecommunications, including wholesale services.
b	International includes T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom, including subsidiaries Makedonski Telekom AD (formerly Maktel) and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included. Prior-year figures have been adjusted accordingly.
c	Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
d	Unbundled local loop lines in Germany and abroad; wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

The strong growth trend on the broadband market continued in the first quarter of 2008. Year-on-year, the number of broadband lines operated by the Group increased by 2.3 million to 14.4 million. Of this number, 10.8 million were retail broadband lines, an increase of 2.2 million as compared to first quarter of 2007. The total number of domestic broadband lines increased, driven by an increase in retail broadband lines, by 1.9 million to 13.0 million (including 3.4 million resale customers) as compared to the first quarter of 2007.

T-Home is continuing to increase the availability and functionality of broadband access in 2008. It is systematically implementing its expansion strategy for broadband networks, enabling more households to connect to the high-speed network infrastructure. We are continuing the roll-out of VDSL in Germany in 2008. The Entertain packages were made more attractive in March 2008 by reducing the price of the Comfort starter package by 17 percent, for example.

In the first quarter of 2008, the number of existing customers with complete packages increased by 5.4 million year-on-year to a total of 11.1 million. Products and services combining voice and Internet communication (Call & Surf) account for the largest proportion of customers opting for complete packages. These ‘bundled’ products and services are offered to approximately 69 percent of T-Home’s customers. Entertain customers, which are included in this amount, increased to around 154,000 in the first quarter of 2008.

Demand for unbundled local loop lines (ULL) increased by 590,000 to 7.0 million compared with December 31, 2007, indicating an increase in the number of ULL-based bundled packages sold by competitors. The migration of resale DSL customers to competitor all-IP products based on the unbundled local loop line is the primary factor driving the demand for unbundled local loop lines and the associated loss of narrowband lines. This resulted in a decrease in the number of DSL resale lines of 123,000 to 3.4 million in the first quarter of 2008.

The broadband market also continued to grow in BBFN’s international markets in the first quarter of 2008. With a total of 1.5 million broadband lines outside Germany, including resale products, the number of broadband lines increased by approximately 384,000, or 36.4 percent year-on-year.

The number of T-Home’s fixed-network lines decreased, as expected. Overall, the number of fixed-network lines in Germany decreased by 582,000 in the first quarter of 2008 to 30.5 million. This decrease is mainly due to customers switching to fixed-network competitors. A smaller proportion of the line losses was attributable to the migration of customers to cable network operators and mobile companies.

The number of call minutes in the Deutsche Telekom network increased by 1.1 percent year-on-year to 26.8 billion minutes.

Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	5,382	5,832	(450)	(7.7)	22,690
Domestic	4,830	5,146	(316)	(6.1)	20,078
Of which: network communications	2,318	2,631	(313)	(11.9)	10,138
Of which: wholesale services	1,122	1,156	(34)	(2.9)	4,482
Of which: IP/Internet	624	632	(8)	(1.3)	2,452
Of which: other fixed-network services	529	594	(65)	(10.9)	2,405
International	564	698	(134)	(19.2)	2,654
Profit from operations	909	976	(67)	(6.9)	3,250
Depreciation, amortization and impairment losses	(901)	(908)	7	0.8	(3,675)
Number of employees[a]	97,476	100,590	(3,114)	(3.1)	97,690
Domestic	81,660	81,409	251	0.3	79,704
International	15,816	19,181	(3,365)	(17.5)	17,986

a	Average number of employees.

Reporting for the Broadband/Fixed Network operating segment is broken down into domestic and international. The deconsolidation of T-Online France was completed at the end of June 2007. T-Online Spain was deconsolidated at the end of July 2007. The Scout24 group is reported in the domestic section since its parent company is domiciled in Germany. ImmobilienScout has been fully consolidated since November 2007.

Total revenue

Total revenue decreased by 7.7 percent to EUR 5.4 billion in the first quarter of 2008 as compared to the first quarter of 2007 primarily due to continuing line losses, the rising trend toward flat-rate plans, and falling prices, as well as the deconsolidation effects relating to T-Online France and T-Online Spain. These decreases were only partially offset by the inclusion of ImmobilienScout in the consolidated group from November 2007, and the first-time inclusion of ActiveBilling and T-Mobile Deutschland’s call center operations effective January 1, 2008.

Overall, total domestic revenue decreased by 6.1 percent to EUR 4.8 billion year-on-year. This decrease was due in particular to a decrease in call revenue as a result of fixed-network line losses. Other factors included a decline in the quantity of interconnection calls, price erosion in the broadband market, and decreased use of wholesale services by the Business Customers operating segment for voice and data products due to lower prices and volumes. These decreases in revenue were only partly offset by an increase in revenue from increased sales of unbundled local loop lines to competitors in Germany.

Network communications revenue decreased by 11.9 percent to EUR 2.3 billion in the first quarter of 2008 as compared to the first quarter of 2007 due to continuing intense competition. This decrease is primarily due to a decrease in fixed-network calling revenue and access revenue in the first quarter of 2008 as compared to the first quarter of 2007 as a result of line losses. Increased revenue from voice flat rates and access line products could not offset the decline in revenue due to the line losses. The flat-rate offers also led to a decrease in call revenue due to a decrease in billed call minutes.

Despite volume-driven growth in revenue from unbundled local loop lines, revenue from wholesale services decreased by 2.9% to EUR 1.1 billion in the first quarter of 2008 as compared to the first quarter of 2007. The decrease in wholesale services revenue is primarily attributable to a decrease in revenue from resale DSL and interconnection calls to national mobile communications networks due to decreases in volumes for these products as well as due to a decrease in revenue for narrowband services due to a decrease in demand for these services.

IP/Internet revenue decreased by 1.3 percent to EUR 0.6 billion in the first quarter of 2008 as compared to the first quarter of 2007. This decrease was primarily due to considerable price erosion, as well as by customers switching to lower priced complete packages from higher priced stand alone IP/Internet offerings. The increase in DSL retail revenue due to an increase in quantities of DSL retail lines and the first-time inclusion of ImmobilienScout GmbH as a fully consolidated subsidiary, and growth at Congstar, mostly offset the decrease in wholesale services revenue.

Other fixed-network services, consisting of data communications, value-added services and terminal equipment, recorded a decrease of 10.9 percent year-on-year to EUR 0.5 billion. The terminal equipment revenue increased, whereas revenues from value-added solutions and data communications decreased.

International revenue decreased by 19.2 percent to EUR 0.6 billion in the first quarter of 2008 as compared to the first quarter of 2007, primarily due to the deconsolidation of T-Online France and T-Online Spain, as well as to a decrease in fixed-network communications revenue resulting from ongoing competition and fixed-to-mobile substitution. Dynamic growth in broadband revenue in the Central and Eastern European subsidiaries partially offset the decrease in fixed-line revenue.

Net revenue

Net revenue decreased by 8.6 percent to EUR 4.5 billion in the first quarter of 2008 as compared to the first quarter of 2007. Domestic net revenue decreased by 6.8 percent, while international net revenue decreased by 20.4 percent in the first quarter of 2008 as compared with the first quarter of 2007. These decreases are mainly due to the deconsolidation of T-Online France and T-Online Spain in 2007.

Profit from operations

Profit from operations decreased by EUR 67 million to EUR 0.9 billion in the first quarter of 2008 as compared to the first quarter of 2007.

Personnel

The workforce restructuring program continued to use socially responsible measures to reduce the average number of employees. In the first quarter of 2008, the number of employees decreased by 3.1 percent to a total of 97,476 compared with the first quarter of 2007.

In Germany, employee numbers increased by 251 year-on-year to 81,660 primarily as a result of the transfer of ActiveBilling employees, and the transfer of T-Mobile Deutschland’s call center operations in the consolidated group, to the Broadband/Fixed Network operating segment at the beginning of 2008, and the hiring of trainees as permanent employees.

In the first quarter of 2008, the average number of international employees decreased by 3,365 year-on-year to a total of 15,816, primarily due to a decrease in the average number of employees in Central and Eastern Europe due to the successful optimization of performance processes and the sale of wireless services in Slovakia.

Business Customers

	Mar. 31, 2008	Dec. 31, 2007	Change Mar. 31, 2008/ Dec. 31, 2007%		Mar. 31, 2007	Change Mar. 31, 2008/ Mar. 31, 2007%
Computing & Desktop Services
Number of servers managed and serviced (units)	41,026	39,419	4.1		35,767	14.7
Number of workstations managed and serviced (millions)	1.45	1.46	(0.7)		1.34	8.2
Systems Integration[a]
Hours billed[b] (millions)	2.7	11.4	n.m.		3.0	(10.0)
Utilization rate[c] (%)	80.0	80.2	(0.2p	)	79.5	0.5p

n.m.—not meaningful

Percentages calculated on the basis of figures shown.

a	Domestic: excluding changes in the composition of the Group.
b	Cumulative figures at the balance sheet date.
c	Ratio of average number of hours billed to maximum possible hours billed per period.

T-Systems’ reporting structure has changed to reflect the operational realignment starting in the first quarter of 2008. As a result, reporting will no longer show Enterprise Services and Business Services. The Business Services unit is fully integrated in Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment.

The business customer market for information and communication technology (ICT) again saw tough competition and intense price pressure in the first quarter of 2008. New orders declined by 32.4 percent year-on-year. This was primarily attributable to the transfer of ActiveBilling to the Broadband/Fixed Network operating segment and the deconsolidation of Media&Broadcast at the beginning of the year. Despite the difficult price and competitive situation, T-Systems was able to further strengthen its position as one of the leading ICT service providers in Europe. In particular, T-Systems’s succeeded in expanding its cross-border business with customers abroad. At the end of the first quarter of 2008, T-Systems signed a large-scale five-year contract with Royal Dutch Shell. This contract with one of Europe’s largest companies represents a further milestone in T-Systems’ international growth strategy.

Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	2,603	2,906	(303)	(10.4)	11,987
Computing & Desktop Services [a]	869	1,005	(136)	(13.5)	4,166
Systems Integration [a]	414	415	(1)	(0.2)	1,711
Telecommunications [a]	1,320	1,486	(166)	(11.2)	6,110
Profit (loss) from operations	479	44	435	n.m.	(323)
Depreciation, amortization and impairment losses	(194)	(217)	23	10.6	(907)
Cash capex [b]	(138)	(273)	135	49.5	(921)
Number of employees [c]	53,129	56,776	(3,647)	(6.4)	56,566

n.m.	— not meaningful
a	T-Systems’ reporting structure has changed to reflect the operational realignment starting in the first quarter of 2008. As a result, Enterprise Services and Business Services are no longer shown seperately. The Business Services unit is fully integrated in Telecommunications. Computing & Desktop Services and Systems Integration are not affected by the realignment. Prior period figures have been adjusted accordingly.
b	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement. In the first three months of 2007, these include outflows totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.
c	Average number of employees.

Total revenue

Total revenue generated in the first quarter of 2008 amounted to EUR 2.6 billion, a year-on-year decrease of 10.4 percent. This was primarily due to the transfer of ActiveBilling to the Broadband/Fixed Network operating segment – which was previously allocated to Computing & Desktop Services– and the deconsolidation of Media&Broadcast, which was previously reported under Telecommunications. Revenue from PC workstation-related services within Deutsche Telekom declined. Revenue generated with customers within the Deutsche Telekom Group also decreased in the Telecommunications unit.

By contrast, T-Systems continued to expand its international business, generating revenue growth of 3.0 percent year-on-year. This encouraging trend is attributable in particular to the successful and systematic implementation of its internationalization strategy. T-Systems continued to win attractive contracts outside Germany in the first quarter. In Germany, revenue declined by a further 13.7 percent as a result of continuing price erosion in both the IT and the telecommunications business.

Net revenue

The Business Customers operating segment generated net revenue of EUR 2.0 billion in the first quarter of 2008 with customers outside the Deutsche Telekom Group, a decrease of 7.2 percent year-on-year. Net revenue generated by the Computing & Desktop Services unit rose slightly year-on-year. However, this increase was not enough to offset the decline in net revenue generated by Systems Integration and Telecommunications. In the Telecommunications business unit, the increase in the IP segment again failed to make up for the continued decline in prices for voice and data communications.

Profit from operations

In the first quarter of 2008, profit from operations was EUR 0.5 billion. This increase of EUR 0.4 billion was primarily due to the gain from the sale of Media&Broadcast and to the successful implementation of various cost cutting and efficiency programs.

Cash capex

Cash capex declined by EUR 0.1 billion in the reporting period mainly as a result of payments made in 2007 in connection with Centrica.

Personnel

The average headcount in the Business Customers operating segment declined by 3,647 to 53,129, a decrease of 6.4 percent compared with the first quarter of 2007. The number of employees decreased by 3,003 year-on-year as a result of the sale of Media&Broadcast and the transfer of ActiveBilling operations to the Broadband/Fixed Network operating segment at the beginning of 2008. The remaining reduction is due to the staff restructuring measures initiated in 2007.

In Germany, employee numbers declined by 5,846 year-on-year to 35,543, a decrease of 14.1 percent. This development is due primarily to the aforementioned deconsolidations as well as to the implementation of staff restructuring measures. The average headcount abroad rose by 2,199 – an increase of 14.3 percent. This was mainly attributable to implementation of the internationalization strategy.

Group Headquarters and Shared Services

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The Shared Services unit includes Real Estate Services, the activities of which include the management and servicing of Deutsche Telekom AG’s real estate portfolio (primarily within Germany), DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services, and Vivento. Furthermore, Group Headquarters and Shared Services also includes the shared services and headquarters functions of Magyar Telekom.

At Vivento, Deutsche Telekom’s personnel service provider, the focus in the first three months of 2008 was on building up the capacity management program, selling additional call center locations of Vivento Customer Services GmbH (VCS), as well as on placement services.

In order to support further staff restructuring measures within the operating segments of the Group, Vivento started building up the capacity management program, which intends to create and acquire further external employment opportunities, especially for civil servants in the public sector – similar to Vivento’s long-time cooperation with the Federal Employment Agency.

In the first quarter of 2008, Vivento made an important contribution to the staff reduction in the Group by the disposal of activities of Vivento Technical Services GmbH (VTS). With effect from January 1, 2008, a total of approximately 1,600 employees were transferred to Nokia Siemens Networks. Furthermore, Vivento sold five additional call center locations at Göppingen, Freiburg, Stralsund, Schwerin and Chemnitz, including the branch office Dresden, to the arvato group. The call center locations of VCS, including approximately 400 employees, were transferred to the new employer as of March 1, 2008.

The workforce at Vivento totaled around 8,400 employees at the end of the reporting period, of which around 600 are Vivento’s own employees and members of management, around 2,900 are employed at the call center unit and around 4,900 are transferees. As of March 31, 2008, about 1,500 of these transferees were engaged in projects in cooperation with the Federal Employment Agency within the capacity management program. Around 2,600 staff left Vivento in the first three months of the 2008 financial year. Since its formation, around 30,900 employees have found new jobs outside Vivento. Vivento took on around 700 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 39,300. In the first quarter of 2008, around 78 percent of the approximately 7,800 employees (excluding Vivento’s own staff and management) at Vivento were employed or undergoing training.

Development of operations

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Total revenue	884	952	(68)	(7.1)	3,868
Loss from operations	(277)	(250)	(27)	(10.8)	(1,973)
Depreciation, amortization and impairment losses	(177)	(182)	5	2.7	(967)
Cash capex [a]	(103)	(117)	14	12.0	(471)
Number of employees [b]	23,737	29,308	(5,571)	(19.0)	27,023
Of which: at Vivento [c]	8,400	13,500	(5,100)	(37.8)	10,200

a	Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the cash flow statement.
b	Average number of employees.
c	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

In the first quarter of 2008, loss from operations of Group Headquarters and Shared Services increased slightly by EUR 27 million compared to the first three months of 2007. The increase in loss from operations was primarily due to lower net contributions from real estate sales and revenue decreases at Vivento resulting from price reductions at the call center unit. Higher expenses due to staff-related measures were another factor negatively affecting loss from operations. This negative development was partially offset by lower expenses related to the disposal of call center locations and lower personnel costs due to the reduced number of staff as a result of the fluctuation at Vivento. Further positive impacts were achieved by the improvement in loss from operations following from the disposal of activities of VTS as well as from the sales of call center locations.

The average number of employees was 23,737 during the reporting period. The decline of 5,571 employees compared to the first three months of 2007 was mainly a result of the further decrease of headcount at Vivento (primarily due to the disposal of activities of VTS and to the sales of call center locations).

Rating

Following the announcement of a possible acquisition of interests in Hellenic Telecommunications Organization SA (OTE) on March 17, 2008, the rating agencies Fitch, Moody’s and Standard & Poor’s changed Deutsche Telekom’s long-term rating of A-/A3/A- to CreditWatch negative and review for possible downgrade, respectively. Once the matter has been resolved, the rating agencies are also expected to publish their respective final rating. A downgrade by one or several agencies could lead to an increase in the cost of interest for debt instruments that are subject to ratings-dependent interest adjustment.

Liquidity and Capital Resources

The following table provides information regarding our cash flows:

	Q1 2008 millions of €	Q1 2007 millions of €	FY 2007 millions of €
Net cash from operating activities	3,331	2,065	13,714
Net cash used in investing activities	(2,223)	(1,442)	(8,054)
Net cash (used in) from financing activities	(1,055)	601	(6,125)
Effect of exchange rate changes on cash and cash equivalents	18	(6)	(100)
Net increase (decrease) in cash and cash equivalents	71	1,218	(565)
Cash and cash equivalents, at the beginning of the period	2,200	2,765	2,765
Cash and cash equivalents, at end of the period	2,271	3,983	2,200

Net cash from operating activities

Net cash from operating activities amounted to EUR 3.3 billion in the reporting period, compared with EUR 2.1 billion in the prior-year period. The increase is primarily attributable to favorable changes in working capital, partly offset by the year-on-year increase of EUR 0.3 billion in tax payments.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 2.2 billion as compared with EUR 1.4 billion in the same period of the previous year. The main factors contributing to this change were cash paid for the acquisition of SunCom as well as the decrease in short-term investments, marketable securities and receivables. These were largely offset by cash proceeds of EUR 0.7 billion from the sale of Media&Broadcast.

Net cash from/used in financing activities

Net cash outflows from financing activities in the first quarter of 2008 totaled EUR 1.1 billion compared with net cash inflows of EUR 0.6 billion in the same period of the prior year.

The year-on-year change is attributable to an increase of EUR 5.3 billion in repayments of financial liabilities, which was partly offset by an increase of EUR 3.5 billion in new issues of financial liabilities.

Repayments in the first quarter of 2008 mainly included a EUR 1 billion repayment of a medium-term note and a net repayment of EUR 1.4 billion on drawdowns on bilateral credit lines. Financial liabilities issued in the same period consisted of promissory notes (EUR 0.9 billion), medium-term notes (EUR 0.2 billion), a Samurai bond (EUR 0.3 billion), and a loan from the European Investment Bank (EUR 0.3 billion).

Capital Resources

The following table summarizes our total financial liabilities as of March 31, 2008 and 2007, and December 31, 2007:

	Mar. 31, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Mar. 31, 2007 millions of €

Bonds	31,712	32,294	(582)	(1.8)	36,176
Liabilities to banks	3,936	4,260	(324)	(7.6)	3,009
Liabilities to non-banks from promissory notes	733	690	43	6.2	680
Liabilities from derivatives	1,345	1,002	343	34.2	622
Lease liabilities	2,100	2,139	(39)	(1.8)	2,236
Liabilities arising from ABS transactions	—	—	—	—	1,216
Other financial liabilities	2,681	2,521	160	6.3	2,770
Total	42,507	42,906	(399)	(0.9)	46,709

Total financial liabilities decreased as of March 31, 2008, compared to December 31, 2007, primarily as a result of principal repayments of EUR 2.5 billion at maturity, offset, in part, by the issuance of a fixed rate bond of JPY 32.5 billion (EUR 0.2 billion), a floating rate bond of JPY 15 billion (EUR 0.1 billion), medium-term notes of EUR 0.2 billion and CZK 0.8 billion (EUR 0.03 billion), a EUR 0.3 billion loan from the European Investment Bank (EIB) and promissory notes of EUR 0.9 billion. Additionally, our financial liabilities decreased due to foreign exchange effects of EUR 0.6 billion relating primarily to U.S. dollar denominated instruments. The material terms of the liabilities issued in 2008 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in millions of €)
Fixed rate bond	205	February 22, 2013	2.47%
Floating rate bond	95	February 22, 2013	JPYL6M+1.3%
Medium-Term Note	200	March 17, 2023	5.85%
Medium-Term Note	29	January 22, 2013	PRIBOR3M+0,66%
EIB Loan	300	January 21, 2015	4.85%

The following table summarizes the development of cash and cash equivalents as of March 31, 2008 and 2007, and December 31, 2007:

	Mar. 31, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Mar. 31, 2007 millions of €
Cash and cash equivalents	2,271	2,200	71	3.2	3,983

In the reporting period, cash and cash equivalents increased slightly from EUR 2.2 billion to EUR 2.3 billion. The increase was mainly driven by the positive cash flow and the proceeds from the sale of Media&Broadcast, which was partially offset by the acquisition of SunCom, in particular.

Detailed information can be found in the consolidated cash flow statement.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €

Capital expenditures	1,792	2,023	(231)	(11.4)	8,015
Investments in subsidiaries and non-current financial assets	1,050	10	1,040	n.m.	1,811
Proceeds from disposal of non-current assets and investments	(924)	(404)	(520)	n.m.	(1,782)
Other	305	(187)	492	n.m.	10
Net cash used for investing activities	2,223	1,442	781	54.2	8,054

n.m.—not meaningful

Other Disclosures

Corporate Governance

In the most recent Declaration of Conformity of December 6, 2007 pursuant to § 161 of the German Stock Corporation Act, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 20, 2007, without exception. The full text of the Declaration of Conformity can be found on our website (www.telekom.com) under Investor Relations in the Corporate Governance section.

Our shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, we are subject to NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to listed companies is included in our Annual Report on Form 20-F for the 2007 financial year, which is available on our website (www.telekom.com) under Investor Relations in the Publications section or in the Corporate Governance section.

Legal proceedings

The action of Vivendi SA (previously Vivendi Universal S.A., hereinafter referred to as Vivendi) relating to the alleged unlawful termination of the negotiations on the acquisition of a 48-percent stake in Polska Telefonia Cyfrowa Sp.z o. o. (PTC) was dismissed by the Paris Commercial Court of First Instance in March 2008. Vivendi has given notice of appeal against this decision.

Competitors have filed lawsuits against us seeking damages of around EUR 223 million relating to an alleged price squeeze between wholesale and retail prices for access to the subscriber line. This proceeding has been suspended until the European Courts have finally decided in proceedings for reversal of an EU Commission’s decision in administrative penalty proceedings that are decisive for the proof of claim. In April 2008, the European Court of First Instance dismissed our claim for reversal of the EU Commission’s decision. We can appeal this decision until June 24, 2008.

In a ruling dated December 21, 2007, the Federal Network Agency obliged us to provide 333,000 ULLs per month as part of a binding plan. Orders going beyond this total planned volume must be fulfilled as far as this is technically and operationally feasible. The ULL standard offer will come into force once existing ULL contracts are terminated and new provisions are negotiated on the basis of the new ULL standard offer. In January 2008, we brought an action in the Cologne Administrative Court against the Federal Network Agency’s ruling.

In June 2007, the Federal Network Agency had obliged us to give our competitors access to our cable ducts (empty conduits) or, should there be no empty conduits, to dark fiber, and to grant access to the unbundled local loop. Through a temporary injunction issued in January 2008 and a ruling issued in April 2008, the Cologne Administrative Court largely upheld the Federal Network Agency’s decision. We have filed an appeal with the Federal Administrative Court.

In April 2008, the Federal Administrative Court upheld an order of the Federal Network Agency under which termination charges for mobile network operators require prior approval. Termination charges are levied for forwarding calls from another network to the called mobile communications network. The Federal Administrative Court decision means the charges already approved by the Federal Network Agency will continue to apply until March 31, 2009.

As previously reported, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, Magyar Telekom’s independent auditors identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, Magyar Telekom’s Audit Committee initiated an independent investigation into this matter, which led to the identification of additional contracts that raised concerns. We understand that the independent investigators have been unable to determine definitively the purpose of a number of contracts under investigation, and it is possible that the purpose may have been improper.

The investigation, which has been impeded by the destruction of certain documents, revealed a number of weaknesses in internal controls and procedures, including the lack of consistent approval procedures for procurement and third-party contracts and the lack of a comprehensive compliance training program. Accordingly, Magyar Telekom has approved and is currently implementing certain remedial measures designed to enhance its internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

Magyar Telekom notified the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation. Magyar Telekom is in regular contact with these authorities regarding the investigation and is responding to inquiries raised in investigations being conducted by these authorities. Additionally, we have been contacted by the U.S. Department of Justice concerning its investigation of activities of Deutsche Telekom and its agents in connection with allegations of improper or unlawful payments and contracts in Macedonia, Montenegro and unspecified other locations. We have been advised that the U.S. Securities and Exchange Commission and the U.S. Department of Justice are also reviewing the actions taken by Magyar Telekom and Deutsche Telekom in response to the findings of and issues raised by the Magyar Telekom investigation. We are cooperating with these agencies by providing them with documents and information in response to their requests.

Regulation

HanseNet Telekommunikation GmbH (Alice) filed proceedings under the Telecommunications Act with the Federal Network Agency on January 25, 2008. HanseNet alleges that we are abusing our market power in connection with our Call & Surf products by virtue of the offered terms and conditions (minimum subscription period, automatic contract renewal, notice period). A decision is expected from the Federal Network Agency by the end of May 2008. We consider the terms and conditions to be lawful and in line with market standards.

On April 8, 2008, the Federal Network Agency announced its second partial decision on the IP bitstream access reference offer and thus finally defined the scope of this wholesale product for the first time. In its first partial decision of September 28, 2007, the Federal Network Agency ruled that we must offer bitstream for SDSL lines and so-called naked DSL, i.e., ADSL lines unbundled from the PSTN service. At the same time, we applied for approval of IP bitstream access charges. A ruling is expected in mid-May 2008.

Significant Events After The Balance Sheet Date (March 31, 2008)

Group

OTE

In March 2008, we signed an agreement with the Marfin Investment Group (MIG) to acquire just under 20 percent of the Greek telecommunications company, Hellenic Telecommunications Organization S.A. (OTE), for a total purchase price of approximately EUR 2.55 billion (EUR 26 per share) (“the MIG Shares”). This acquisition was subject to certain conditions, including Board approval and successful negotiations with the Greek government over certain matters, including the purchase of additional shares of OTE and management of OTE. On May 14, 2008, we successfully concluded our negotiations with the Greek government and entered into a stock purchase agreement and a shareholders’ agreement which grants us the ability to control the financial and operating polices of OTE and, therefore, we expect to consolidate OTE under the provisions of IAS 27 upon completion of the transaction. The Greek Inter-Ministerial Privatization Committee and our Supervisory Board have approved the shareholders’ agreement, which is still subject to approvals of regulatory authorities and the Greek Parliament. On May 16, 2008 we acquired the MIG Shares.

Under the terms of the shareholders’ agreement with the Greek state, we will increase our stake in OTE to an aggregate of 25 percent plus one share. To this end, 3 percent of the shares in OTE will be purchased from the Greek government for EUR 29 per share, which equates to approximately EUR 0.43 billion. We intend to buy an additional 2 percent of OTE on the market. Based on OTE’s current share price for this additional 2 percent, our total purchase price for the 25 percent stake will be approximately EUR 3.2 billion.

The Greek state will also have two put options with respect to its current holdings in OTE. The first put option will be valid for 12 months and can be exercised commencing in October 2008 at the earliest at an exercise price of EUR 27.50 per share or approximately EUR 0.67 billion. The second put option relates to a further 10 percent stake in OTE and is exercisable following expiration of the first put option through 2011 at an exercise price based on the weighted market price of OTE shares at the time the option is exercised plus a premium of 20 percent, which premium will be reduced to 15 percent over time.

Further, while the shareholders’ agreement remains in effect, each party has granted the other a general right of first refusal for any amount of such party’s remaining stake in OTE at a price equal to the price offered by a bona fide third party acquirer.

Assuming OTE is consolidated in our financial statements in the second half of 2008 , it is expected that the transaction will have a positive impact on the Group’s results (before the one-time purchase price allocation). OTE generated revenue of EUR 6.3 billion in the 2007 financial year, an increase of 7.3 percent over the previous year. The group is the market leader in fixed and mobile communications in Greece. In addition, OTE has well-positioned subsidiaries in Romania (fixed and mobile), Bulgaria (mobile), Macedonia (mobile) and Albania (mobile) and has a 20 percent stake in the market leader for fixed network and mobile communications in Serbia.

At the end of 2007 and together with its consolidated companies, OTE operated over 9 million fixed network lines and served 1.2 million broadband customers and 15.5 mobile customers. Overall, OTE has access to a total population of around 56 million in the countries where it operates and has considerable growth potential both in the fixed network and in mobile communications.

The investment in OTE considerably expands and strengthens our already very strong presence in Central, Eastern and Southeastern Europe. Once the transaction has been completed, the Group will be represented in all Southeastern European countries with the exception of Slovenia and Kosovo.

Seven-year euro bond issued by Deutsche Telekom International Finance B.V.

On April 14, 2008, we issued a euro bond via our financing subsidiary Deutsche Telekom International Finance B.V. The bond has a notional amount of EUR 1.5 billion and a coupon of 5.75 percent, and matures on April 14, 2015.

Mobile Communications Europe

Federal Cartel Office examines mobile communications rates.

In April 2008, the Federal Cartel Office imposed a disclosure obligation on T-Mobile International and Vodafone and initiated proceedings on the grounds of suspected anti-competitive behavior, specifically in connection with On-Net rates. As a party to the proceedings, T-Mobile has been called upon to issue a statement to the Federal Cartel Office.

Cooperation with Yahoo!

All T-Mobile European companies have been offering Yahoo! oneSearch™ on the web’n’walk homepage since April 2008. This means that T-Mobile customers are now able to use web’n’walk to search Internet content. This specially developed service for mobile communications, is a convenient and quick method to search the Internet. A major advantage for users is, for example, that Yahoo! oneSearch can be configured to deliver search results for a particular location.

New data rates

On April 7, 2008, T-Mobile introduced four new data options for mobile Internet access, including two flat rates. The web’n’walk HandyFlat option offers unlimited surfing. Laptop users can use the new web’n’walk L option to access the Internet for a fixed monthly charge without volume limits. In addition, the web’n’walk M option is now also available for notebook users. The BlackBerry® Webmail S option is also new from T-Mobile, providing flexible, powerful and, at the same time, affordable e-mail communications.

Mobile Communications USA

Expansion of the 3G network in New York

T-Mobile USA’s 3G network in New York based on the UMTS/HSDPA standard was officially put into operation on May 5, 2008. This network allows T-Mobile USA to use the AWS spectrum it acquired in 2006, thus laying the foundation for further growth in this important market. The 3G network is scheduled to go into service in a total of 20 to 25 core markets in the United States by the end of 2008. T-Mobile USA has four UMTS-enabled handsets available for the launch in New York. Additional UMTS-enabled handsets, including converged devices, are to be launched later this year.

OUTLOOK

Market expectations

The overall encouraging development in our international sales markets continues, especially in the key market of the United States. Extremely fierce competition and continued price erosion in the entire telecommunications market, however, will continue to affect developments on domestic sales markets.

Deutsche Telekom faces the challenges

We confront the continuous technological change and fierce competition in our sales markets by taking targeted measures. The most important of these are:

•

Improvements to the service culture and processes, investments in future product areas and simplification of the product range and pricing models tailored to target groups, with the aim of safeguarding existing customer relationships in the long term and attracting new customers.

•	Cost-cutting measures and further rationalization investments in more cost-effective IP networks.

•

Continuation of measures to adjust the workforce structure. The necessary staff reduction will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements, and severance and voluntary redundancy payments.

•	Targeted consolidation in markets where we currently have a presence, but also activities outside these markets to leverage international economies of scale and synergies.

•

Proactive participation in important trends (mobile Internet, Web 2.0) through proprietary innovations, partnerships with other providers to integrate popular Internet services, and entrepreneurial involvement in related products and concepts.

All theses measures are based on the “Focus, fix and grow” strategy. This strategy contributes to the positive development of revenue and profits and to safeguarding cash flow, and also supports our efforts to continue offering our shareholders an attractive dividend.

General statement on business development in the Group

In view of the expected market situation in the individual operating segments as set forth below, we aim to achieve positive results for the entire Group.

Mobile Communications Europe

We expect customer numbers at Mobile Communications Europe to continue increasing and that the positive revenue and profit trends will also continue. The range of innovative data services, especially an enhanced, attractively priced web’n’walk offering with new mobile devices, is a key growth driver. In addition, the consolidation of Orange Nederland had a positive impact on growth. Additional cost savings will contribute to a positive earnings trend.

However, regulatory and legislative decisions and exchange rate risks, especially for the pound sterling, may negatively affect revenue and profits that are denominated in euros.

The Group’s capital expenditure activities in the 2008 financial year will continue to focus primarily on its mobile communications businesses. In Europe, key areas will include improvements in the quality of the GSM networks and the further expansion of the UMTS networks.

Mobile Communications USA

We expect continued revenue and profit growth for the Mobile Communications USA operating segment on a U.S. dollar basis, primarily due to the continued increase in customer numbers. An important growth driver is the full consolidation of SunCom since February 22, 2008. The ongoing development of innovative data services is also expected to support growth.

The U.S. dollar exchange rate risk, however, may continue to adversely affect revenue and profit on a euro basis.

The focus of capital expenditure in the United States is the improvement of network quality and coverage, as well as the roll-out of 3G mobile networks.

Broadband/Fixed Network

We intend to continue to defend our market leadership in the broadband business. The number of broadband lines is expected to continue to increase, partly as a result of strong market growth and a successful market strategy.

“Entertain” products introduced in 2007 will continue to be expanded with the inclusion of new features and new rates in order to open up the mass market. Market shares in the traditional fixed network business will continue to be lost as a result of competition and technological developments.

With its quality and service campaign, the Broadband/Fixed Network operating segment is focusing in 2008 on safeguarding and defending its core voice and access business, and broadband market leadership. In addition, we are focusing on addressing growth areas with new products, for instance, an innovative IP connection that will offer customers many additional functions such as video telephony. Moreover, further steps have been taken to continue to reduce costs along the entire value chain of the Broadband/Fixed Network operating segment.

Against this background, we expect the negative revenue and profit trends in the Broadband/Fixed Network operating segment to slow.

We are continuing to expand the high-speed network in 2008. Other investments in network coverage and the performance of the existing IP network infrastructure are also planned.

Business Customers

In 2008, the Business Customers operating segment will continue the strategy it pursued in 2007, again focusing on network-centric ICT services. As a result of this strategy, in January 2008, T-Systems’ subsidiary Media&Broadcast was sold to the French provider (TDF) Télédiffusion de France and ActiveBilling, which manages our receivables, was transferred to the Broadband/Fixed Networks operating segment. We entered into a partnership with Cognizant to strengthen the Systems Integration business. The partnership is intended to increase the number of specialists available internationally for on-site customer business and to augment offshore resources for global customer projects.

Interim consolidated financial statements.

Consolidated income statement (unaudited).

	Q1 2008 millions of €	Q1 2007[1] millions of €	Change millions of €	Change %	FY 2007[1] millions of €
Net revenue	14,978	15,453	(475)	(3.1)	62,516
Cost of sales	(8,322)	(8,620)	298	3.5	(35,337)
Gross profit	6,656	6,833	(177)	(2.6)	27,179
Selling expenses	(3,709)	(3,973)	264	6.6	(16,644)
General and administrative expenses	(1,103)	(1,065)	(38)	(3.6)	(5,133)
Other operating income	755	386	369	95.6	1,645
Other operating expenses	(301)	(386)	85	22.0	(1,761)
Profit from operations	2,298	1,795	503	28.0	5,286
Finance costs	(572)	(658)	86	13.1	(2,514)
Interest income	71	47	24	51.1	261
Interest expense	(643)	(705)	62	8.8	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	11	7	4	57.1	55
Other financial income (expense)	(116)	(94)	(22)	(23.4)	(374)
Profit (loss) from financial activities	(677)	(745)	68	9.1	(2,833)
Profit before income taxes	1,621	1,050	571	54.4	2,453
Income taxes	(562)	(473)	(89)	(18.8)	(1,373)
Profit after income taxes	1,059	577	482	83.5	1,080
Profit (loss) attributable to minority interests	135	116	19	16.4	509
Net profit (profit (loss) attributable to equity holders of the parent)	924	461	463	n.a.	571

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices”.

Earnings per share

	Q1 2008	Q1 2007[1]	Change	Change %	FY 2007[1]
Earnings per share/ADS
Basic (€)	0.21	0.11	0.10	90.9	0.13
Diluted (€)	0.21	0.11	0.10	90.9	0.13

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices”.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated balance sheet (unaudited).

	Mar. 31, 2008 millions of €	Dec. 31, 2007[1] millions of €	Change millions of €	Change %	Mar. 31, 2007[1] millions of €
Assets
Current assets	16,052	15,945	107	0.7	17,332
Cash and cash equivalents	2,271	2,200	71	3.2	3,983
Trade and other receivables	7,130	7,696	(566)	(7.4)	7,643
Current recoverable income taxes	188	222	(34)	(15.3)	285
Other financial assets	2,544	2,019	525	26.0	1,623
Inventories	1,243	1,463	(220)	(15.0)	1,222
Non-current assets and disposal groups held for sale	632	1,103	(471)	(42.7)	477
Other assets	2,044	1,242	802	64.6	2,099
Non-current assets	102,317	104,728	(2,411)	(2.3)	112,113
Intangible assets	53,428	54,404	(976)	(1.8)	57,170
Property, plant and equipment	41,298	42,531	(1,233)	(2.9)	45,009
Investments accounted for using the equity method	121	118	3	2.5	155
Other financial assets	716	599	117	19.5	650
Deferred tax assets	6,253	6,610	(357)	(5.4)	8,578
Other assets	501	466	35	7.5	551
Total assets	118,369	120,673	(2,304)	(1.9)	129,445
Liabilities and shareholders’ equity
Current liabilities	22,409	23,215	(806)	(3.5)	21,112
Financial liabilities	9,230	9,075	155	1.7	7,939
Trade and other payables	5,750	6,823	(1,073)	(15.7)	5,867
Income tax liabilities	455	437	18	4.1	445
Other provisions	3,173	3,365	(192)	(5.7)	3,081
Liabilities directly associated with non-current assets and disposal groups held for sale	32	182	(150)	(82.4)	5
Other liabilities	3,769	3,333	436	13.1	3,775
Non-current liabilities	51,423	52,213	(790)	(1.5)	58,329
Financial liabilities	33,277	33,831	(554)	(1.6)	38,770
Provisions for pensions and other employee benefits	5,365	5,354	11	0.2	6,216
Other provisions	3,596	3,665	(69)	(1.9)	3,014
Deferred tax liabilities	6,398	6,675	(277)	(4.1)	7,955
Other liabilities	2,787	2,688	99	3.7	2,374
Liabilities	73,832	75,428	(1,596)	(2.1)	79,441
Shareholders’ equity	44,537	45,245	(708)	(1.6)	50,004
Issued capital	11,165	11,165	—	—	11,164
Capital reserves	51,525	51,524	1	0.0	51,507
Retained earnings including carryforwards	(15,611)	(16,218)	607	3.7	(13,770)
Other comprehensive income	(6,750)	(4,907)	(1,843)	(37.6)	(2,607)
Net profit	924	571	353	61.8	461
Treasury shares	(5)	(5)	—	—	(5)
Equity attributable to equity holders of the parent	41,248	42,130	(882)	(2.1)	46,750
Minority interests	3,289	3,115	174	5.6	3,254
Total liabilities and shareholders’ equity	118,369	120,673	(2,304)	(1.9)	129,445

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices”.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement (unaudited)

	Q1 2008 millions of €	Q1 2007[1] millions of €	FY 2007[1] millions of €
Profit after income taxes	1,059	577	1,080
Depreciation, amortization and impairment losses	2,657	2,748	11,611
Income tax expense (benefit)	562	473	1,373
Interest income and interest expenses	572	658	2,514
Other financial (income) expense	116	94	374
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(11)	(7)	(55)
Profit on the disposal of fully consolidated subsidiaries	(501)	—	(379)
Other non-cash transactions	(10)	4	124
(Gain) loss from the disposal of intangible assets and property, plant and equipment	7	(112)	(42)
Change in assets carried as working capital	(212)	(1,160)	(1,072)
Change in provisions	(184)	3	1,825
Change in other liabilities carried as working capital	(171)	(898)	(1,391)
Income taxes received (paid)	(152)	157	171
Dividends received	36	6	36
Cash generated from operations	3,768	2,543	16,169
Interest paid	(680)	(689)	(4,005)
Interest received	243	211	1,550
Net cash from operating activities	3,331	2,065	13,714
Cash outflows for investments in
Intangible assets	(221)	(199)	(1,346)
Property, plant and equipment	(1,571)	(1,824)	(6,669)
Non-current financial assets	(22)	(15)	(264)
Investments in fully consolidated subsidiaries and business units	(1,028)	5	(1,547)
Proceeds from disposal of
Intangible assets	3	23	39
Property, plant and equipment	87	334	722
Non-current financial assets	99	47	133
Investments in fully consolidated subsidiaries and business units	735	0	888
Net change in short-term investments and marketable securities and receivables	(300)	127	(60)
Other	(5)	60	50
Net cash used in investing activities	(2,223)	(1,442)	(8,054)
Proceeds from issue of current financial liabilities	7,732	4,745	32,514
Repayment of current financial liabilities	(10,467)	(5,202)	(35,259)
Proceeds from issue of non-current financial liabilities	1,746	1,248	1,586
Repayment of non-current financial liabilities	(32)	(21)	(1,020)
Dividend payments	—	(122)	(3,762)
Proceeds from the exercise of stock options	2	6	24
Repayment of lease liabilities	(36)	(53)	(208)
Net cash (used in) from financing activities	(1,055)	601	(6,125)
Effect of exchange rate changes on cash and cash equivalents	18	(6)	(100)
Net increase (decrease) in cash and cash equivalents	71	1,218	(565)
Cash and cash equivalents, at the beginning of the period	2,200	2,765	2,765
Cash and cash equivalents, at end of the period	2,271	3,983	2,200

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices”.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of recognized income and expense (unaudited).

	Q1 2008 millions of €	Q1 2007 [1] millions of €	FY 2007 [1] millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	1	0	(1)
Recognition of other comprehensive income in income statement	0	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(80)	(14)	(118)
Recognition of other comprehensive income in income statement	(9)	(1)	3
Revaluation due to business combinations	(39)	(42)	(142)
Exchange differences on translation of foreign subsidiaries	(1,708)	(237)	(2,510)
Other income and expense recognized directly in equity	39	30	160
Actuarial gains and losses from defined benefit plans and other employee benefits	0	0	923
Deferred taxes on items in other comprehensive income	28	5	(228)
Income and expense recognized directly in equity	(1,768)	(260)	(1,914)
Profit after income taxes	1,059	577	1,080
Recognized income and expense	(709)	317	(834)
Minority interests	174	154	512
Equity attributable to equity holders of the parent	(883)	163	(1,346)

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices”.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Selected explanatory notes.

Accounting policies.

The interim consolidated financial statements for the period ended March 31, 2008 have been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These interim consolidated financial statements are also in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2007.

In the opinion of the Board of Management, the quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2007 for the accounting policies applied for the Group’s financial reporting.

Deutsche Telekom adopted IFRS 8 “Operating Segments” starting with the consolidated financial statements as of December 31, 2007. Deutsche Telekom has adjusted the comparative amounts disclosed in the segment reporting for the reporting period presented as if IFRS 8 had always been applied.

As previously reported, the provisions of IFRIC 12 “Service Concession Arrangements” are effective for annual periods beginning on or after January 1, 2008. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If the consideration the operator receives from the grantor is a right to charge users, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is possible. For Deutsche Telekom, the activities of Toll Collect are within the scope of IFRIC 12. Toll Collect is an investment in a joint venture and is accounted for using the equity method. The change in accounting policy from the application of IFRIC 12 has been accounted for retrospectively, and the comparative periods have been adjusted accordingly. The application of IFRIC 12 did not have a material impact on the presentation of our results of operations, financial position or cash flow.

Business combinations.

Deutsche Telekom took over full control of SunCom Wireless Holdings, Inc., Berwyn, Pennsylvania, United States (SunCom) on February 22, 2008 after the Group company T-Mobile USA Inc. acquired 100 percent of shares in the company. The acquisition of SunCom is part of the “Focus, fix and grow” strategy.

With the acquisition of SunCom, T-Mobile USA is expanding the coverage of its own mobile communications network in the Southeastern United States as well as in the Caribbean. SunCom’s customer base spreads over the U.S. states of North Carolina, South Carolina, Tennessee and Georgia, as well as Puerto Rico and the U.S. Virgin Islands. Like T-Mobile, the company operates its mobile communications network based on GSM/GPRS/EDGE. The T-Mobile group has been offering mobile communications services to its customers in these regions since 2004 under a roaming agreement with SunCom.

The acquisition cost of the business combination, including costs directly attributable to it, as of the acquisition date was USD 1.6 billion (EUR 1.1 billion). Cash and cash equivalents in the amount of EUR 52 million were acquired in conjunction with the purchase of SunCom. On the basis of a preliminary purchase price allocation, the business combination with SunCom resulted in goodwill of EUR 1.0 billion. This goodwill arises from synergies the merger of the two companies is expected to generate, particularly through the reduction of roaming costs, as well as marketing synergies. In addition, this goodwill reflects the overall growth opportunities for T-Mobile USA and mobile communications as a growth area created by the larger customer base and the expansion of the mobile communications network.

The fair values of SunCom’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the table below. Since the results of the purchase price allocation are still preliminary, they are still subject to change.

	Fair value at acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	1,991	1,097
Current assets	243	255
Cash and cash equivalents	52	52
Financial assets	114	114
Trade and other receivables	54	55
Other assets	23	34
Non-current assets	1,748	842
Intangible assets	1,487	555
Of which: goodwill	1,037	60
Property, plant and equipment	146	274
Other assets	115	13
Liabilities	911	925
Current liabilities	792	759
Financial liabilities	678	655
Trade and other payables	36	36
Other liabilities	78	68

Non-current liabilities	119	166
Financial liabilities	—	—
Other liabilities	119	166

SunCom was included in Deutsche Telekom’s consolidated financial statements as of February 22, 2008 for the first time. The Group’s net revenue in the reporting period increased by EUR 58 million as a result of the acquisition of SunCom. Had the business combination already occurred on January 1, 2008, the Group’s net revenue would have been approximately EUR 84 million higher. Net profit for the current period includes a net loss at SunCom of EUR 2 million. Net profit would have still been EUR 6 million lower – the amount of the net loss at SunCom – had the business combination been executed effective January 1, 2008.

Changes in the composition of the Group

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or only partially, included in the consolidated financial statements for the first three months of 2007. These were primarily Orange Nederland, included in the consolidated financial statements for the first time as of October 1, 2007, and ImmobilienScout GmbH, fully consolidated for the first time as of November 1, 2007. In addition, SunCom, which was acquired in the first quarter of the reporting period, was included in the consolidated financial statements for the first time effective February 22, 2008. In addition, the consolidated group no longer included the entities T-Online France and T-Online Spain which had still been part of the Broadband/ Fixed network operating segment in the first quarter of 2007 and which were sold as of June 30, 2007 and July 31, 2007 respectively. In addition, the composition of the Group reflected the transfer of operations of Vivento Technical Services and the deconsolidation of T-Systems Media&Broadcast effective January 1, 2008.

Effect of changes in the composition of the Group on the consolidated income statement for the first three months of 2008

	Mobile Communications Europe millions of €	Mobile Communications USA millions of €	Broadband/Fixed Network millions of €	Business Customers millions of €	Group Headquarters & Shared Services millions of €	Total millions of €
Net revenue	131	58	(78)	(72)	3	42
Cost of sales	(130)	(29)	101	48	5	(5)
Gross profit (loss)	1	29	23	(24)	8	37
Selling expenses	(21)	(20)	48	3	9	19
General and administrative expenses	(10)	(9)	4	(1)	4	(12)
Other operating income	0	0	1	3	3	7
Other operating expenses	(1)	0	1	1	(3)	(2)
Profit (loss) from operations	(31)	0	77	(18)	21	49
Finance costs	0	(3)	0	0	0	(3)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	0	0	0	0	0	0
Other financial income (expense)	0	0	0	1	0	1
Profit (loss) from financial activities	0	(3)	0	1	0	(2)
Profit (loss) before income taxes	(31)	(3)	77	(17)	21	47
Income taxes	8	1	(3)	0	1	7
Profit (loss) after income taxes	(23)	(2)	74	(17)	22	54
Profit (loss) attributable to minority interests	0	0	0	0	0	0
Net profit (loss)	(23)	(2)	74	(17)	22	54

Selected notes to the consolidated income statement.

Cost of sales

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Cost of sales	(8,322)	(8,620)	298	3.5	(35,337)

The decrease in the cost of sales compared with the first quarter of the prior year – aside from currency translation effects – was mainly due to cost reductions and efficiency gains.

Selling expenses

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Selling expenses	(3,709)	(3,973)	264	6.6	(16,644)

Selling expenses declined in comparison to the first three months of the prior year. The main reasons aside from changes in the composition of the Group and currency effects were a drop in dealer commissions and lower marketing expenses.

Profit/loss from financial activities

	Q1 2008 millions of €	Q1 2007[1] millions of €	Change millions of €	Change %	FY 2007[1] millions of €
Profit (loss) from financial activities	(677)	(745)	68	9.1	(2,833)
Finance costs	(572)	(658)	86	13.1	(2,514)
Interest income	71	47	24	51.1	261
Interest expense	(643)	(705)	62	8.8	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	11	7	4	57.1	55
Other financial income (expense)	(116)	(94)	(22)	(23.4)	(374)

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices”.

The decrease in the loss from financial activities compared with the first quarter of 2007 was mainly driven by finance costs. The favorable year-on-year development of finance costs is mainly attributable to the decrease in average indebtedness in the first quarter of 2008 compared with the prior-year period.

Income taxes

	Q1 2008 millions of €	Q1 2007[1] millions of €	Change millions of €	Change %	FY 2007[1] millions of €
Income taxes	(562)	(473)	(89)	(18.8)	(1,373)

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes- Accounting polices”.

Despite a significant increase in profit before taxes, income taxes rose by a relatively minor amount in comparison with the prior-year period. This was mainly a result of the cut in the German income tax rate from 39 percent to 30.5 percent.

Other disclosures.

Personnel

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Personnel costs	(3,320)	(3,479)	159	4.6	(15,387)

The year-on-year decrease in personnel costs by EUR 0.2 billion to EUR 3.3 billion is mainly attributable to further staff reductions. Additional staff increases and the acquisition of SunCom in the Mobile Communications USA segment as well as the acquisition of Orange Nederland in the Mobile Communications Europe segment had an offsetting effect. This increase was more than compensated by exchange rate effects.

Average number of employees

	Q1 2008	Q1 2007	Change	Change %	FY 2007
Deutsche Telekom Group	238,073	247,288	(9,215)	(3.7)	243,736
Non-civil servants	202,488	207,106	(4,618)	(2.2)	205,471
Civil servants	35,585	40,182	(4,597)	(11.4)	38,265

Trainees and student interns	10,603	10,924	(321)	(2.9)	10,708

The decrease in the average number of employees was mainly driven by continued personnel reductions in Germany. Changes in the composition of the Group and an increase in the number of employees in the Mobile Communications USA operating segment had an offsetting effect.

Number of employees at balance sheet date

	Mar. 31, 2008	Dec. 31, 2007	Change	Change %	Mar. 31, 2007
Deutsche Telekom Group	237,757	241,426	(3,669)	(1.5)	247,125
Germany	145,003	148,938	(3,935)	(2.6)	158,323
International	92,754	92,488	266	0.3	88,802

Non-civil servants	202,586	205,867	(3,281)	(1.6)	207,163
Civil servants	35,171	35,559	(388)	(1.1)	39,962

Trainees and student interns	10,534	11,932	(1,398)	(11.7)	10,906

The decrease in the number of employees as of the balance sheet date is also attributable to continued personnel reductions in Germany. This decline was partially offset by changes in the composition of the Group and an increase of personnel in the Mobile Communications USA operating segment.

Depreciation, amortization and impairment losses

	Q1 2008 millions of €	Q1 2007 millions of €	Change millions of €	Change %	FY 2007 millions of €
Amortization and impairment of intangible assets	(776)	(781)	5	0.6	(3,490)
Of which: UMTS licenses	(221)	(228)	7	3.1	(908)
Of which: U.S. mobile communications licenses	(14)	(7)	(7)	(100.0)	(9)
Of which: goodwill	—	—	—	—	(327)
Depreciation and impairment of property, plant and equipment	(1,881)	(1,967)	86	4.4	(8,121)
Total depreciation, amortization and impairment losses	(2,657)	(2,748)	91	3.3	(11,611)

Depreciation, amortization and impairment losses in the first quarter decreased year-on-year by EUR 0.1 billion, mainly as a result of lower depreciation of technical equipment and machinery.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

		Q1 2008	Q1[1] 2007	FY1 2007
Calculation of basic earnings per share
Net profit (basic)	(millions of €)	924	461	571
Number of ordinary shares issued	(millions)	4,361	4,361	4,361
Treasury shares held by Deutsche Telekom AG	(millions)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions)	(19)	(21)	(20)
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,340	4,338	4,339
Basic earnings per share/ADS	(€)	0.21	0.11	0.13

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes - Accounting Policies” in this Report.

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting.

		Q1 2008	Q1[1] 2007	FY1 2007
Calculation of diluted earnings per share
Net profit (diluted)	(millions of €)	924	461	571
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,340	4,338	4,339
Dilutive potential ordinary shares from stock options and warrants	(millions)	1	1	1
Weighted average number of ordinary shares outstanding (diluted)	(millions)	4,341	4,339	4,340
Diluted earnings per share/ADS	(€)	0.21	0.11	0.13

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes - Accounting Policies” in this Report.

Selected notes to the consolidated balance sheet.

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased slightly from EUR 2.2 billion to EUR 2.3 billion. The increase was mainly driven by the positive cash flow and the proceeds from the sale of Media&Broadcast, partially offset by the acquisition of SunCom, in particular.

Detailed information can be found in the consolidated cash flow statement.

Non-current assets and disposal groups held for sale

As of March 31, 2008, current assets included EUR 632 million in non-current assets and disposal groups held for sale including, in particular, Deutsche Telekom AG’s real estate portfolio and the equity interests in Orange Nederland Breedband, purchased as part of the acquisition of Orange Nederland with the intention to sell.

Deutsche Telekom sold the T-Systems subsidiary Media&Broadcast effective January 1, 2008. The sale is part of the “Focus, fix and grow” strategy. In addition, the operations of Vivento Technical Services GmbH were transferred to Nokia Siemens Networks as part of a strategic partnership for managed services and network modernization between Deutsche Telekom AG and Nokia Siemens Networks.

Deutsche Telekom AG real estate portfolio

The real estate portfolio held for sale by Group Headquarters & Shared Services relates to land and buildings not required for operations in the amount of EUR 447 million. These properties are scheduled to be sold within twelve months via the customary channels.

Orange Nederland Breedband

By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Nederland Breedband) Deutsche Telekom gained control of these two entities effective October 1, 2007 . The acquisition was conducted indirectly through T-Mobile Netherlands Holding B.V., part of the Mobile Communications Europe operating segment, with the intention to sell the acquired equity stake in Orange Nederland Breedband in the near future. The acquired assets and liabilities were recognized in the interim consolidated financial statements at fair value (less costs to sell) of EUR 133 million.

T-Systems Media&Broadcast

Deutsche Telekom AG sold the T-Systems subsidiary Media&Broadcast GmbH to the French TDF (Télédiffusion de France) group effective January 1, 2008. The net disposal proceeds amount to EUR 0.7 billion. TDF has taken over all shares in the subsidiary, which installs and operates multimedia TV and radio broadcasting platforms and was assigned to the Business Customers operating segment. The gain resulting from the entity’s sale and deconsolidation in the amount of EUR 0.5 billion is included in other operating income.

Vivento Technical Services

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership for managed services and network modernization between Deutsche Telekom AG and Nokia Siemens Networks became effective January 1, 2008. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland. The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to promote a successful transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Vivento Technical Services is assigned to the operating segment Group Headquarters & Shared Services.

Intangible assets and property, plant and equipment

	Mar. 31, 2008 millions of €	Dec. 31, 2007 millions of €	Change millions of €	Change %	Mar. 31, 2007 millions of €
Intangible assets	53,428	54,404	(976)	(1.8)	57,170
Of which: UMTS licenses	11,311	11,856	(545)	(4.6)	12,811
Of which: U.S. mobile communications licenses	15,498	16,357	(859)	(5.3)	18,022
Of which: goodwill	21,197	20,640	557	2.7	20,884
Property, plant and equipment	41,298	42,531	(1,233)	(2.9)	45,009

The decrease in the carrying amounts of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 2.6 billion, as well as depreciation, amortization and impairment losses of EUR 2.7 billion. These aggregate amounts compare to investments of approximately EUR 1.5 billion as well as additions of around EUR 1.6 billion from the acquisition of SunCom. Of this total, goodwill accounts for EUR 1.0 billion.

Additions to assets

	Q1 2008 millions of €	Q1 2007a millions of €	Change millions of €	Change %	FY 2007a millions of €
Additions to assets	2,565	1,506	1,059	70.3	9,077
Intangible assets	1,244	211	1,033	n.a.	2,188
Property, plant and equipment	1,321	1,295	26	2.0	6,889

a	These include investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

Aside from changes in the composition of the Group, the additions to assets in the first quarter of 2008 are attributable to the expansion of digital mobile communications networks in Europe and of networks in the United States. In the Broadband/Fixed Network segment, investments were also made in the expansion of the access network, in VDSL as the basis for Entertain, and in ADSL2+ technology.

The year-on-year increase in the investment volume resulted mainly from the goodwill recognized in connection with the acquisition of SunCom.

Additions to assets

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed		Consolidated shareholders’ equity generated		Other comprehensive income	Treasury shares
	Issued capital millions of €	Capital reserves millions of €	Retained earnings incl. carryforwards[1] millions of €	Net profit (loss)[1] millions of €	millions of €	millions of €
Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,173	(2,275)	(5)
Changes in the composition of the Group
Profit after income taxes				461
Unappropriated net profit (loss) carried forward			3,173	(3,173)
Dividends
Proceeds from the exercise of stock options		9
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			34		(330)
Recognition of other comprehensive income in income statement					(2)
Balance at Mar. 31, 2007	11,164	51,507	(13,770)	461	(2,607)	(5)

Balance at Jan. 1, 2008	11,165	51,524	(16,218)	571	(4,907)	(5)
Changes in the composition of the Group
Profit after income taxes				924
Unappropriated net profit (loss) carried forward			571	(571)
Dividends
Proceeds from the exercise of stock options		1
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			36		(1,836)
Recognition of other comprehensive income in income statement					(7)
Balance at Mar. 31, 2008	11,165	51,525	(15,611)	924	(6,750)	(5)

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes - Accounting Policies”.

	Equity attributable to equity holders of the parent	Minority interests
	Total (equity attributable to equity holders of the parent)[1] millions of €	Minority interest capital millions of €	Other comprehensive income millions of €	Total (minority interests) millions of €	Total (consolidated shareholders’ equity)[1] millions of €
Balance at Jan. 1, 2007	46,578	2,895	205	3,100	49,678
Changes in the composition of the Group	0			0	0
Profit after income taxes	461	116		116	577
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	0			0	0
Proceeds from the exercise of stock options	9			0	9
Actuarial gains and losses	0			0	0
Change in other comprehensive income (not recognized in income statement)	(296)	(4)	42	38	(258)
Recognition of other comprehensive income in income statement	(2)			0	(2)
Balance at Mar. 31, 2007	46,750	3,007	247	3,254	50,004

Balance at Jan. 1, 2008	42,130	2,911	204	3,115	45,245
Changes in the composition of the Group				0	0
Profit after income taxes	924	135		135	1,059
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	0			0	0
Proceeds from the exercise of stock options	1			0	1
Actuarial gains and losses				0	0
Change in other comprehensive income (not recognized in income statement)	(1,800)	3	36	39	(1,761)
Recognition of other comprehensive income in income statement	(7)			0	(7)
Balance at Mar. 31, 2008	41,248	3,049	240	3,289	44,537

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes - Accounting Policies”.

The decrease in shareholders’ equity is primarily attributable to unfavorable exchange rate effects from the translation of foreign group companies recorded in other comprehensive income. This was to a certain extent offset by the profit for the period.

A total of 1,881,508 treasury shares were held at March 31, 2008. Treasury shares accounted for 0.04 percent of capital stock.

Stock-based compensation plans.

Stock-based compensation plans exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger), T-Mobile USA, T-Mobile UK, Magyar Telekom and PTC.

Stock-based compensation plans currently in existence within the Group are summarized below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2007 Annual Report.

Stock option plans (SOPs).

Deutsche Telekom AG stock option plans

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

	SOP 2001		SAR 2001
	Stock options thousands	Weighted average exercise price €	SARs[a] thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2008	9,746	24.47	142	29.76
Granted	0	—	0	—
Exercised	22	12.36	0	—
Forfeited	189	29.27	3	22.00
Outstanding at Mar. 31, 2008	9,535	24.41	139	29.93
Exercisable as of Mar. 31, 2008	9,535	24.41	139	29.93

a	SARs: Stock appreciation rights represent an entitlement to cash compensation rather than shares.

T-Online International AG stock option plans (prior to merger)

The following table provides an overview of the development of total stock options issued by the former T-Online International AG (prior to merger) held under the 2001 plan. The options are converted into shares of Deutsche Telekom AG when exercised.

	SOP 2001
	Stock options thousands	Weighted average exercise price €
Outstanding stock options at Jan. 1, 2008	3,085	10.30
Granted	0	—
Exercised	0	—
Forfeited	129	10.32
Outstanding at Mar. 31, 2008	2,956	10.30
Exercisable as of Mar. 31, 2008	2,938	10.30

T-Mobile USA (VoiceStream/ Powertel) stock option plan

The following table provides an overview of the development of total stock options issued under the stock option plans of T-Mobile USA, including performance options, and Powertel, which were combined in 2004. The options are converted into American Depository Shares (ADSs) when exercised.

	Stock options thousands	Weighted average exercise price USD
Outstanding stock options at Jan. 1, 2008	7,079	22.75
Granted	0	—
Exercised	169	10.04
Forfeited	149	26.52
Expired	0	—
Outstanding at Mar. 31, 2008	6,761	22.99
Exercisable as of Mar. 31, 2008	6,761	22.99

Mid-term incentive plan/long-term incentive plan.

Mid-term incentive plans (MTIPs) exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger) T-Mobile USA, T-Mobile UK and Magyar Telekom to promote competitive total compensation for members of the Board of Management, senior executives and other beneficiaries at the Deutsche Telekom Group.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2007 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2007 Annual Report.

Deutsche Telekom AG MTIP

An MTIP for Deutsche Telekom AG was issued for the last time on a revolving cycle for the year 2008 and will remain in force until the end of 2010.

The absolute performance target will be met if at the end of the term of the three-year plan, Deutsche Telekom’s share price has risen by at least 30 percent since the beginning of the plan. The relative performance target will be met if the total return of the T-Share outperforms the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the plan. The weighting of the two targets, which are independent of each other, is 50 percent each and the payment upon target achievement is structured in the same way.

T-Mobile USA LTIP

In 2008, T-Mobile USA set up a new LTIP that, like the LTIP plan for the years 2007 and 2006, takes customer growth and the development of the company’s shareholder value into consideration as targets.

T-Mobile UK MTIP

For T-Mobile UK, an MTIP is also being issued for the last time as part of a revolving cycle. In addition to the two performance targets for Deutsche Telekom AG, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

Magyar Telekom MTIP

Magyar Telekom’s MTIP launched for 2008, also issued for the last time on a revolving cycle, is generally based on the same terms and conditions as Deutsche Telekom AG’s MTIP. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index.

Polska Telefonia Cyfrowa (PTC) LTIP

Under the LTIP at PTC newly issued for 2008, the bonus is determined based on the achievement of the EBITDA target and, as in the case of previously issued LTIPs, is calculated separately for each cycle.

Income of EUR 3 million was recognized in the first quarter of 2008 in connection with the reversal of provisions for the MTIPs linked to the development of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for LTIPs at T-Mobile USA and PTC amounted to EUR 19 million.

Contingencies and other financial obligations.

Contingencies and other financial obligations decreased by EUR 2.3 billion compared with December 31, 2007 to EUR 32.2 billion. The decrease is mainly due to the acquisition of SunCom Wireless Holdings, Inc. by T-Mobile USA in February of 2008. In addition, the present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG) decreased by EUR 0.7 billion compared with December 31, 2007. The decrease in the present value is the result of the pre-payment of the annual obligation of EUR 0.8 billion and, in an offsetting effect, interest added to the present value amounting to EUR 0.1 billion.

Executive bodies

Dr. Klaus Zumwinkel resigned his position as Chairman of, as well as his seat on, the Supervisory Board at the Supervisory Board meeting on February 27, 2008. At the same meeting, Dr. Klaus G. Schlede was elected Chairman of the Supervisory Board. Dr. Arndt Overlack was appointed to the Supervisory Board by court order effective March 6, 2008 and resigned his seat effective April 16, 2008. Thereupon Prof. Dr. Ulrich Lehner was appointed as a member of the Supervisory Board by court order for a limited term until the end of the forthcoming shareholders’ meeting. The Supervisory Board elected him its Chairman on April 25, 2008. Election by the shareholders at the upcoming shareholders’ meeting is scheduled to supersede the appointment by court order. Accordingly, the Supervisory Board will propose to the shareholders’ meeting the election of Prof. Ulrich Lehner, a member of the Shareholders’ Committee of Henkel AG & Co. KGaA, to the Supervisory Board.

The Supervisory Board will further propose to the shareholder’s meeting to elect Hans Martin Bury, Managing Director of the investment bank Lehman Brothers Bankhaus AG, to the Supervisory Board to succeed Dr. Klaus G. Schlede, who will retire from the Supervisory Board at the end of the 2008 shareholders’ meeting.

Effective as of December 31, 2007, Wolfgang Schmitt resigned his position as Supervisory Board member representing executives and senior executives because of his retirement from the Company. He was replaced by Hermann Josef Becker, who was appointed to the Supervisory Board by court order with effect from January 1, 2008.

Significant events after the balance sheet date (March 31, 2008).

Group

OTE

In March 2008, we signed an agreement with the Marfin Investment Group (MIG) to acquire just under 20 percent of the Greek telecommunications company, Hellenic Telecommunications Organization S.A. (OTE), for a total purchase price of approximately EUR 2.55 billion (EUR 26 per share) (the “MIG Shares”). This acquisition was subject to certain conditions, including Board approval and successful negotiations with the Greek government over certain matters, including the purchase of additional shares of OTE and management of OTE. On May 14, 2008, we successfully concluded our negotiations with the Greek government and entered into a stock purchase agreement and a shareholders’ agreement which grants us the ability to control the financial and operating polices of OTE and, therefore, we expect to consolidate OTE under the provisions of IAS 27 upon completion of the transaction. The Greek Inter-Ministerial Privatization Committee and our Supervisory Board have approved the shareholders’ agreement, which is still subject to approvals of regulatory authorities and the Greek Parliament. On May 16, 2008 we acquired the MIG Shares.

Under the terms of the shareholders’ agreement with the Greek state, we will increase our stake in OTE to an aggregate of 25 percent plus one share. To this end, 3 percent of the shares in OTE will be purchased from the Greek government for EUR 29 per share, which equates to approximately EUR 0.43 billion. We intend to buy an additional 2 percent of OTE on the market. Based on OTE’s current share price for this additional 2 percent, our total purchase price for the 25 percent stake will be approximately EUR 3.2 billion.

The Greek state will also have two put options with respect to its current holdings in OTE. The first put option will be valid for 12 months and can be exercised commencing in October 2008 at the earliest at an exercise price of EUR 27.50 per share or approximately EUR 0.67 billion. The second put option relates to a further 10 percent stake in OTE and is exercisable following expiration of the first put option through 2011 at an exercise price based on the weighted market price of OTE shares at the time the option is exercised plus a premium of 20 percent, which premium will be reduced to 15 percent over time.

Further, while the shareholders’ agreement remains in effect, each party has granted the other a general right of first refusal for any amount of such party’s remaining stake in OTE at a price equal to the price offered by a bona fide third party acquirer.

Assuming OTE is consolidated in our financial statements in the second half of 2008 , it is expected that the transaction will have a positive impact on the Group’s results (before the one-time purchase price allocation). OTE generated revenue of EUR 6.3 billion in the 2007 financial year, an increase of 7.3 percent over the previous year. The group is the market leader in fixed and mobile communications in Greece. In addition, OTE has well-positioned subsidiaries in Romania (fixed and mobile), Bulgaria (mobile), Macedonia (mobile) and Albania (mobile) and has a 20 percent stake in the market leader for fixed network and mobile communications in Serbia.

At the end of 2007 and together with its consolidated companies, OTE operated over 9 million fixed network lines and served 1.2 million broadband customers and 15.5 mobile customers. Overall, OTE has access to a total population of around 56 million in the countries where it operates and has considerable growth potential both in the fixed network and in mobile communications.

The investment in OTE considerably expands and strengthens our already very strong presence in Central, Eastern and Southeastern Europe. Once the transaction has been completed, the Group will be represented in all Southeastern European countries with the exception of Slovenia and Kosovo.

Seven-year euro bond issued by Deutsche Telekom International Finance B.V.

On April 14, 2008, Deutsche Telekom issued a euro bond via its financing subsidiary Deutsche Telekom International Finance B.V. The bond has a notional amount of EUR 1.5 billion and a coupon of 5.75 percent, and matures on April 14, 2015. Despite challenging market conditions, the issue was successfully placed with an order book exceeding EUR 5 billion and a wide range of investors, in particular due to the involvement of a complementary co-lead syndicate.

Mobile Communications Europe

Federal Cartel Office examines mobile communications rates.

In April 2008, the Federal Cartel Office imposed a disclosure obligation on T-Mobile International and Vodafone and initiated proceedings on the grounds of suspected anti-competitive behavior, specifically in connection with On-Net rates. As a party to the proceedings, T-Mobile has been called upon to issue a statement to the Federal Cartel Office.

Cooperation with Yahoo!

        All T-Mobile European companies have been offering Yahoo! oneSearch™ on the web’n’walk homepage since April. This means that T-Mobile customers are now able to use web’n’walk to search Internet content. Due to the fact that the service has been specially conceived for mobile communications, Yahoo! oneSearch is a convenient and quick method to search the Internet. A major advantage for users is, for example, that Yahoo! oneSearch can be configured to deliver search results for a particular location.

New data rates

On April 7, 2008, T-Mobile introduced four new data options for mobile Internet access, including two flat rates. The web’n’walk HandyFlat option offers unlimited surfing. Laptop users can use the new web’n’walk L option to access the Internet for a fixed monthly charge without volume limits. In addition, the web’n’walk M option is now also available for notebook users. The BlackBerry® Webmail S option is also new from T-Mobile, providing flexible, powerful and, at the same time, affordable e-mail communications.

Mobile Communications USA

Expansion of the 3G network in New York.

T-Mobile USA’s 3G network in New York based on the UMTS/HSDPA standard was officially put into operation on May 5, 2008. This network allows T-Mobile USA to use the AWS spectrum it acquired in 2006, thus laying the foundation for further growth in this important market. The 3G network is scheduled to go into service in a total of around 25 core markets in the United States by the end of 2008. T-Mobile USA has four UMTS-enabled handsets available for the launch in New York. Additional UMTS-enabled handsets, including converged devices, are to be launched later this year.

Selected notes to the consolidated cash flow statement

Net cash from operating activities

Net cash from operating activities amounted to EUR 3.3 billion in the reporting period, compared with EUR 2.1 billion in the prior-year period. The increase is primarily attributable to favorable changes in working capital, partly offset by the year-on-year increase of EUR 0.3 billion in tax payments.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 2.2 billion as compared with EUR 1.4 billion in the same period of the previous year. The main factors contributing to this change were cash paid for the acquisition of SunCom as well as the decrease in short-term investments, marketable securities and receivables. These were largely offset by cash proceeds of EUR 0.7 billion from the sale of Media&Broadcast.

Net cash used in/from financing activities

Net cash outflows from financing activities in the first quarter of 2008 totaled EUR 1.1 billion compared with net cash inflows of EUR 0.6 billion in the same period of the prior year.

The year-on-year change is attributable to an increase of EUR 5.3 billion in repayments of financial liabilities, which was partly offset by an increase of EUR 3.5 billion in new issues of financial liabilities.

Repayments in the first quarter of 2008 mainly included a EUR 1 billion repayment of a medium-term note and a net repayment of EUR 1.4 billion on drawdowns on bilateral credit lines. Financial liabilities issued in the same period consisted of promissory notes (EUR 0.9 billion), medium-term notes (EUR 0.2 billion), a Samurai bond (EUR 0.3 billion), and a loan from the European Investment Bank (EUR 0.3 billion).

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments for the first quarters of 2008 and 2007 as well as for the full 2007 financial year. Segment reporting further includes a reconciliation of the total profit/loss of the segments to the Group’s profit/loss for the respective period.

Segment information in the quarters

Q1 2007 Q1 2008	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method[1] millions of €
Mobile Communications Europe	4,835	157	4,992	759	(940)	0	33,842	1
	4,784	160	4,944	607	(979)	0	36,112	0
Mobile Communications USA	3,457	4	3,461	502	(446)	(14)	29,526	11
	3,462	6	3,468	459	(469)	(7)	32,404	7
Broadband/ Fixed Network	4,511	871	5,382	909	(899)	(2)	26,264	86
	4,935	897	5,832	976	(904)	(4)	26,902	120
Business Customers	2,025	578	2,603	479	(193)	(1)	7,849	19
	2,183	723	2,906	44	(217)	0	9,446	26
Group Headquarters & Shared Services	150	734	884	(277)	(172)	(5)	12,219	4
	89	863	952	(250)	(174)	(8)	12,129	2
Total	14,978	2,344	17,322	2,372	(2,650)	(22)	109,700	121
	15,453	2,649	18,102	1,836	(2,743)	(19)	116,993	155
Reconciliation	—	(2,344)	(2,344)	(74)	14	1	(3,314)	0
	—	(2,649)	(2,649)	(41)	14	0	(2,713)	0
Group	14,978	—	14,978	2,298	(2,636)	(21)	106,386	121
	15,453	—	15,453	1,795	(2,729)	(19)	114,280	155

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes - Accounting policies”.

Segment information for the 2007 financial year

FY 2007	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Profit (loss) from operations millions of €	Depreciation and amortization millions of €	Impairment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions[1] of €
Mobile Communications Europe	20,000	713	20,713	2,436	(3,903)	(338)	35,151	0
Mobile Communications USA	14,050	25	14,075	2,017	(1,883)	(9)	30,146	10
Broadband/ Fixed Network	19,072	3,618	22,690	3,250	(3,605)	(70)	25,668	86
Business Customers	8,971	3,016	11,987	(323)	(882)	(25)	9,352	18
Group Headquarters & Shared Services	423	3,445	3,868	(1,973)	(708)	(259)	11,946	4
Total	62,516	10,817	73,333	5,407	(10,981)	(701)	112,263	118
Reconciliation	—	(10,817)	(10,817)	(121)	48	23	(3,201)	0
Group	62,516	—	62,516	5,286	(10,933)	(678)	109,062	118

1	Prior-year comparatives adjusted due to application of IFRIC 12. For further information, see “Interim consolidated financial statement - Selected explanatory notes - Accounting policies”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: May 16, 2008